Total Pages: 69

05053365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAY 2005
WASH, D.C. 190 SECTION

Form CB

BUSINESS COMBINATION NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer-Business Combination)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

SERICA ENERGY PLC
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

UNITED KINGDOM
(Jurisdiction of Subject Company's Incorporation or Organization)

Kenneth Pearce
(Name of Person(s) Furnishing Form)

common shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Kenneth Pearce of Serica Energy PLC. 199 Bay Street, Suite 2800, Commerce Court West, Toronto, Ontario, Canada, M5L 1A9. Tel: (416) 863-3286. Fax: (416) 863-2653.

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 20, 2005
(Date of the commencement of the solicitation for the business combination)

Part I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

Exhibit	Description
A	Management Information Circular dated May 12, 2005 by Serica Energy Corporation in connection with the annual meeting of shareholders, concerning approval of the resolution amending the corporation's constitution whereby all of the outstanding shares of the corporation will be exchanged for shares of Serica Energy PLC.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the second page of the document filed as Exhibit A.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

The person furnishing this Form is also filing an irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on the date hereof.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2005

SERICA ENERGY PLC

By: K Pearce

Name: Kenneth Pearce
Title: Corporate Secretary

5/16/2005 7:12 PM (2K)
[Form CB.DOC]

SERICA ENERGY CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "**Meeting**") of the shareholders of Serica Energy Corporation (the "**Corporation**") will be held on Wednesday, June 15, 2005 at 10:00 a.m. (Eastern Daylight Savings Time) at the offices of Blake, Cassels & Graydon LLP, 23rd Floor, 199 Bay Street, Toronto, Ontario, for the following purposes:

1. to receive the financial statements of the Corporation for the fiscal period ended December 31, 2004, together with the report of the auditors thereon;
2. to elect the directors for the ensuing year;
3. to appoint the auditors of the Corporation for the ensuing year and authorize the directors of the Corporation to fix their remuneration;
4. to consider, and if thought fit, approve a resolution amending the Corporation's constitution whereby all of the outstanding common shares of the Corporation will be exchanged for shares of Serica Energy PLC; and
5. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Shareholders are invited to attend the Meeting. *Registered shareholders* who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and to return it to the Secretary of the Corporation c/o Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3. In the case of *non-registered shareholders* who receive these materials through their broker or other intermediary, the shareholder should complete and send the form of proxy in accordance with the instructions provided by their broker or other intermediary.

To be effective, a proxy must be received by Equity Transfer Services Inc. not later than at 10:00 a.m. (Toronto time) on June 13, 2005, or if the Meeting is adjourned not later than at 10:00 a.m. (Toronto time) on the last business day before the Meeting.

DATED at Toronto, Ontario this 12th day of May, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

Antony Craven Walker
Chairman

SERICA ENERGY CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Serica Energy Corporation (the "Corporation") for use at the annual meeting (the "Meeting") of shareholders ("Shareholders") of the Corporation, and any adjournment thereof, to be held at the time and place and for the purposes set forth in the attached notice of meeting. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation or by the Corporation's transfer agent, Equity Transfer Services Inc., at a nominal cost. The costs of solicitation will be borne by the Corporation.

The information contained in this management information circular is given as at May 12, 2005, unless otherwise indicated.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. **A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy.**

To be effective, proxies must be deposited with the Corporation, c/o Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3, not later than at 10:00 a.m. (Toronto time) on June 13, 2005, or if the Meeting is adjourned not later than at 10:00 a.m. (Toronto time) on the last business day before the Meeting. Proxies may also be delivered to the chair of the Meeting before the commencement of the Meeting or any adjournment thereof.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke the proxy by an instrument in writing, including another proxy, duly executed by the Shareholder or by his or her attorney authorized in writing, deposited with the Corporation as provided above. A Shareholder may also revoke a proxy in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. **In the absence of such direction, such shares will be voted in favour of the passing of all of the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting or any adjournment thereof.** At the time of the printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting, other than the matters referred to in the notice of meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

On May 12, 2005, 73,706,409 common shares in the capital of the Corporation ("**Common Shares**") were issued and outstanding. Each Common Share entitles the holder thereof to vote on all matters to be acted upon at a meeting of Shareholders. All holders of Common Shares of record at the close of business on May 12, 2005, the record date established for notice of the Meeting, will be entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy.

To the knowledge of the directors and senior officers of the Corporation, there are no persons, firms or corporations who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Corporation carrying more than 10% of the voting rights attached to the voting securities of the Corporation.

The Reorganization (as defined below) is a "business combination" as defined under Rule 800 under the United States Securities Act of 1933, as amended (the "United States Securities Act"). The business combination is for the securities of a foreign company. The reorganization is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements of the Corporation have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It might be difficult for Shareholders to enforce their rights and any claim they may have arising under United States federal securities laws, since the Corporation is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Shareholders may not be able to sue a foreign company or its directors or officers in a foreign court for violations of United States securities law. It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States' court's judgment.

Shareholders should be aware that the Corporation may purchase securities otherwise than under the Reorganization, such as in open market or privately negotiated purchases.

MATTERS TO BE ACTED ON AT THE MEETING

Receipt of Financial Statements

The audited consolidated financial statements of the Corporation for its fiscal year ended December 31, 2004 will be presented at the Meeting.

Election of Directors

The Board of Directors has fixed the number of directors to be elected at the Meeting at seven. Under the Corporation's articles of association, directors of the Corporation are elected annually. Each director will hold office until the next annual meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the by-laws.

In the absence of a contrary instruction, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the election as directors the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite the proposed nominee's name. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the person(s) designated by management of the Corporation in the enclosed form of proxy, in their discretion, in favour of another nominee.

The following table sets forth information with respect to each person proposed to be nominated for election as a director, including the number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction was exercised, by such person or the person's associates or affiliates as at May 12, 2005. The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective proposed nominees individually.

Proposed Nominee and Place of Residence	Principal Occupation	Year Became a Director	Number of Common Shares Beneficially Owned Directly or Indirectly or Over Which Control or Direction is Exercised
Christopher Atkinson[1] Singapore	Chief Operating Officer, Serica Energy Corporation	2004[5]	5,989,867
Christopher Hearne London, England	Chief Financial Officer Serica Energy Corporation	-	600,551[7]
James S. Steel[1][2][4] Calgary, Alberta	Director Serica Energy Corporation	2004[6]	45,950
Amjad Bseisu[1][3] London, England	Director and President of Petrofac Resources International Ltd. (oil and gas)	2004[6]	100,000[8]
Antony Craven Walker[2][3][4] London, England	Chairman of the Board of Directors of Serica Energy Corporation	2004	3,043,750[9]
Neil Pike[2][3][4] Sussex, England	Managing Director of Luska Ltd. (investment holding company)	2004	200,000[10]
Kenneth Pearce Richmond Hill, Ontario	Solicitor, Blake, Cassels & Graydon LLP	-	Nil

Notes:

(1) Member of the Environmental, Health and Safety Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Corporate Governance and Nominating Committee
(5) Director of predecessor, Petroleum Development Associates (Oil & Gas) Limited, since July 11, 2003.
(6) Director of predecessor, Kyrgoil Holding Corporation, since September 2000.
(7) Mr. Hearne holds options to purchase 600,000 Common Shares.
(8) Mr. Bseisu is the President and Chief Executive Officer of Petrofac Resources International Limited, which owns 839,158 Common Shares of the Corporation representing approximately 1.14% of the outstanding Common Shares of the Corporation. Mr. Bseisu holds options to purchase 205,000 Common Shares.
(9) Mr. Craven Walker holds options to purchase 200,000 Common Shares and warrants to purchase 1,521,876 Common Shares.
(10) Mr. Pike holds options to purchase 100,000 Common Shares and warrants to purchase 100,000 Common Shares.

Each of the proposed nominees has held the principal occupation shown beside the nominee's name in the table above or another executive office with the same or related company for the last five years, except as follows:

1. Mr. Atkinson held the position of Managing Director for the PDA Group (oil and gas) from January 2002 to January 2004. From May 2000 to January 2002, Mr. Atkinson was Vice President, Exploration, Europe/North Africa Region of ARCO (oil and gas). Prior to June 1999, he was Exploration Manager, U.K./Ireland Atlantic Region of ARCO.

2. Mr. Hearne was responsible for corporate finance at Intrepid Energy North Sea Limited (oil and gas) from February 1997 to December 2004.

3. Mr. Craven Walker was a Director of Firstearl Limited (aircraft chartering) from May 1984 to July 2004. From 1980 to 1985, Mr. Craven Walker was the Chief Executive Officer of Charterhouse Petroleum Plc (oil and gas). In addition, from 1990 to 1997, he was the Chief Executive Officer of Monument Oil and Gas Plc (oil and gas), becoming Chairman from 1997 to 1999.

4. Mr. Steel was an actively practicing Barrister & Solicitor until February 22, 2005 and is currently retired and an inactive member of the Law Society of Alberta.

Appointment of Auditors

At the Meeting, Shareholders will be requested to appoint Ernst & Young LLP as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors' remuneration.

Ernst & Young LLP served as the auditors of Kyrgoil Holding Corporation ("**Kyrgoil**") prior to the consolidation of Kyrgoil and Petroleum Development Associates (Oil & Gas) Limited ("**PDA**") under the *International Business Companies Ordinance 1984* (British Virgin Islands) to form the Corporation, effective January 29, 2004 (the "**Consolidation**"). Effective upon the Consolidation, Ernst & Young LLP were appointed the auditors of the Corporation.

For the financial year ended December 31, 2004, Ernst & Young LLP charged the following fees to the Corporation:

Services	Fees (US$)
Audit	105,575
Audit-Related	8,675
Tax	3,317
All Other Services	1,021

In the absence of a contrary instruction, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the re-appointment of Ernst & Young LLP as auditors of the Corporation to hold office until the next annual

meeting of Shareholders or until a successor is appointed and the authorization of the Board of Directors to fix the remuneration of the auditors.

Reorganization

Reasons for the Reorganization

The Corporation was formed pursuant to the business combination of its predecessors, Kyrgoil and PDA by way of consolidation on January 29, 2004 under the laws of the British Virgin Islands. At that time, the Corporation's shares became listed on the TSX Venture Exchange ("**TSXV**"). In connection with such listing, the Corporation undertook to migrate to another jurisdiction acceptable to the TSXV on or before June 30, 2005, as a result of concerns raised by the TSXV with respect to the corporate law of the British Virgin Islands.

The Corporation has confirmed with the TSXV that the United Kingdom will be an acceptable jurisdiction. Since United Kingdom corporate law does not provide for a continuation into the jurisdiction, the Corporation proposes to amend the Corporation's Memorandum of Association to provide that, upon receipt of all requisite regulatory approvals as determined by the Corporation's board of directors, the existing rights of the Common Shares be amended so that under certain circumstances they will be exchanged on a one-for-one basis for ordinary shares of Serica Energy PLC ("**Serica UK**"), a newly formed UK company more particularly described below under "Information concerning Serica UK", to be issued by Serica UK to the Shareholders (the "**Reorganization**") so that Serica UK becomes the sole shareholder of the Corporation. On the Reorganization, each Shareholder will also receive beneficial ownership of part of the "A" share of Serica UK to be held on behalf of all holders from time to time of the ordinary shares of Serica UK as described below.

The directors, in determining whether or not to recommend approval of the Reorganization by all Shareholders considered, among other things, the following:

1. the United Kingdom was an acceptable jurisdiction to the TSXV;

2. tax implications for all Shareholders;

3. corporate tax implications;

4. regulatory approvals, including listing of the Serica UK Shares (as defined below) on the TSXV;

5. tax, legal and related comparative information on the laws of various jurisdictions, including the United Kingdom;

6. offices of the Corporation being located in the United Kingdom and Singapore;

7. cost/benefit analysis to initiate and complete the Reorganization; and

8. enhanced ability to raise additional capital as a United Kingdom company.

As noted above, the TSXV has confirmed that the United Kingdom will be an acceptable jurisdiction for the Corporation. The Corporation's board has also concluded that United Kingdom legislation provides an appropriate level of protection for Shareholders. The Corporation's board expects that the Reorganization will not result in adverse tax consequences to Shareholders and that Shareholders should receive tax free rollover treatment in almost all instances. See "Certain Income Tax Implications" below. Since the United Kingdom has favourable treaties with the jurisdictions in which the Corporation and its subsidiaries operate, the Reorganization is not anticipated to have negative corporate income tax implications for the Corporation or Serica UK. The proposed Reorganization is the most efficient way to complete the "migration" from a regulatory standpoint and avoids the need to comply with formal takeover bid rules. United Kingdom corporate law provides favourable rights and protections to Shareholders. See "Information concerning Serica UK – (d) Summary of Rights of Shareholders in a UK PLC" and "(e) Comparison of BVI Corporate Law to UK Corporate Law" below. The Corporation presently has an office in England. The Corporation's board has concluded that the Reorganization is the most cost effective method by which to complete the migration. The Corporation's board is of the view that being a United Kingdom public limited company will enhance the Corporation's ability to raise additional capital in Europe.

Information concerning Serica UK

Serica UK was incorporated and registered in England and Wales under the *Companies Act 1985* (the "**Companies Act**") as a public limited company on May 12, 2005 under the name "Serica Energy PLC" with registered number 5450950. The principal legislation under which Serica UK operates is the Companies Act and regulations made thereunder. Serica UK's registered office in the United Kingdom is at 52 Bedford Row, London, WCIR 4LR. Serica UK does not currently have a certificate of trading as required under Section 117 of the Companies Act. However, the directors of Serica UK (detailed below) intend to apply for a certificate of trading immediately following completion of the Reorganization. The liability of the shareholders of Serica UK is limited.

(a) Serica UK Directors, Officers and Shareholders

The directors and officers of Serica UK are set out below:

Name, Place of Residence and Position with Serica UK	Principal Occupation
Christopher Atkinson Singapore Chief Operating Officer and Director	Chief Operating Officer, Serica Energy Corporation
Christopher Hearne London, England Chief Financial Officer and Director	Chief Financial Officer Serica Energy Corporation
James S. Steel Calgary, Alberta Director	Director Serica Energy Corporation

Name, Place of Residence and Position with Serica UK	Principal Occupation
Amjad Bseisu London, England Director	President of Petrofac Resources International Ltd. (oil and gas)
Antony Craven Walker London, England Chairman and Director	Chairman of the Board of Directors of Serica Energy Corporation
Neil Pike Sussex, England Director	Managing Director of Luska Ltd. (investment holding company)
Ken Pearce Richmond Hill, Ontario Secretary and Director	Solicitor, Blake, Cassels & Graydon LLP

The issued share capital of Serica UK as at the date of its incorporation was US$0.20 divided into two ordinary shares of US$0.10 each. These shares are currently held by the initial subscribers to the Memorandum of Association of Serica UK, Breams Registrars and Nominees Limited and Breams Corporate Services Limited (together "**Breams**"). Breams act as corporate nominee shareholders only. Both Breams companies are owned by the partners of the Corporation's legal counsel in the United Kingdom, Wedlake Bell of 52 Bedford Row, London WC1R 4LR. This is a temporary arrangement only which is designed to facilitate the incorporation of Serica UK. Further details of Serica UK's share capital are set out in section (b) below.

(b) Summary of Serica UK Share Capital

Serica UK was incorporated with an authorized share capital of US$20,000,000 and £50,000, divided into 200 million ordinary shares of US$0.10 each ("**Serica UK Shares**") (of which 2 ordinary shares were issued nil paid to Breams (as subscribers to the Memorandum of Association of Serica UK) upon incorporation and one "A" share of £50,000 ("**the "A" share**") (to be issued to the Corporation as trustee for and on behalf of all the shareholders of Serica UK from time to time) (see section (c) below). It is proposed that the two ordinary subscriber shares, which are held by Breams as corporate nominee shareholders only, be transferred by Breams upon completion of the Reorganization to a director and that such shares be taken into account for the purposes of the exchange on a one-for-one basis of the Common Shares for ordinary shares of Serica UK (to the intent and effect that such director shall immediately following the Reorganization be the holder of exactly the same number of ordinary shares in Serica UK as the Common Shares currently held by him).

The two classes of shares are necessitated by Section 117 of the Companies Act which requires an English public limited company to have an issued share capital of at least £50,000. This "authorized minimum" must be denominated in sterling. The obligation cannot be satisfied by a US dollar shareholding, even if the equivalent in sterling would, by reference to the exchange rate, be considerably in excess of the £50,000 requirement.

As the existing Common Shares are denominated in US dollars, it is proposed that this remain the same, with the trading shares being classed as ordinary shares with a par value of US$0.10 each. In order to satisfy the £50,000 requirement, it is proposed to issue one "A" share of £50,000 to be held in trust by the Corporation for and on behalf of all the shareholders from time to time of the ordinary shares. The material rights attaching to the ordinary and "A" shares are detailed in section (c) below.

It is proposed that resolutions of the members of Serica UK be passed immediately prior to completion of the Reorganization to:

(i) authorize the directors generally and unconditionally for the purpose of Section 80 of the Companies Act to exercise all powers of Serica UK to allot relevant securities (within the meaning of Section 80(2) of the Companies Act) up to an aggregate nominal amount of US$2,456,880 provided that this authority shall expire (unless to the extent previously revoked, varied or renewed by Serica UK in a general meeting) on the fifth anniversary of the date of the passing of the resolution, save that Serica UK may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired and so that the authority is in substitution for and replaces all existing authorities pursuant to Section 80 of the Companies Act which, to the extent not exercised prior to the passing of the resolution, are revoked; and

(ii) empower the directors of Serica UK, in place of all existing powers, pursuant to section 95 of the Companies Act, to allot equity securities (within the meaning of Section 94(2) to Section 94(3A) of the Companies Act) for cash pursuant to the authority conferred by the resolution referred to in paragraph (i) above as if Section 89(1) of the Companies Act did not apply to such allotment, provided that this power shall be limited to allotments of equity securities up to an aggregate nominal amount of US$368,532 and shall expire (unless to the extent previously revoked, varied or renewed by Serica UK in a general meeting) on the fifth anniversary of the date of passing of the resolution, save that Serica UK may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired.

The resolutions referred to above are consistent with the standard practice and guidelines for public companies in the United Kingdom issued by the Association of British Insurers (the "**ABI**"). Further details of the ABI's guidelines are set out in sections (d)(viii) and (d)(ix) below.

(c) *Summary of Serica UK Memorandum and Articles*

(i) Memorandum of Association

The principal objects of Serica UK are set out in paragraph 3.1 of its Memorandum of Association and include carrying on business as a general commercial company and acting as a holding company.

(ii) Articles of Association

The articles of association of Serica UK (the "**Serica UK Articles**"), adopted on its incorporation include provisions to the following effect:

1. Voting Rights

Subject to the Serica UK Articles and any special rights or restrictions as to voting for the time being attached to any class of shares of Serica UK, on a show of hands every member (including the holder of the "A" share) present in person shall have one vote, and on a poll every member present in person or by proxy shall have one vote for every share held by him.

A member is not entitled to vote (unless the board decides otherwise) in respect of any share of Serica UK held by him if any call or other sum presently payable by him to Serica UK in respect of that share remains unpaid.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of Serica UK shall be entitled to a casting vote.

2. Shares held in Uncertificated Form

The Serica UK Articles permit any class of shares or warrants in Serica UK to be held by means of a relevant paperless settlement system enabling securities to be evidenced otherwise than by certificate and transferred otherwise than by written instrument.

3. Dividends

Subject to the provisions of the Companies Act and the Serica UK Articles, Serica UK may by ordinary resolution declare a dividend to be paid to the holders of ordinary shares according to their respective rights and interests in the profits of Serica UK, but no dividend shall exceed the sum recommended by the board of directors. No dividend shall be payable to the holder of the "A" share. The board of directors may declare and pay interim dividends if it appears to the board that they are justified by the financial position of Serica UK. The board of directors may pay interim dividends on shares which rank after shares conferring preferred rights with regard to dividends as well as on shares with preferred rights unless at the time of a payment a preferential dividend is in arrears.

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the sums paid up or credited as paid up (other than sums paid in advance of calls) on the shares in respect of which the dividend is paid and shall be apportioned and paid proportionately to the sum paid up on such shares during any portion or portions of the period in respect of which the dividend is paid. Dividends may be declared or paid in any currency. Any dividend unclaimed after a period of 12 years from the date when it became due for payment may be forfeited and cease to remain owing by Serica UK.

The board of directors may deduct from any dividend or other moneys payable to any member in respect of a share all such sums presently payable by such member to Serica UK on account of calls or otherwise in relation to the shares.

The board of directors may, with the authority of an ordinary resolution of Serica UK, offer members the right to elect to receive further ordinary shares, credited as fully paid, instead of cash in respect of all or part of any dividend or dividends specified by the ordinary resolution and/or direct that payment of all or part of any dividend declared may be satisfied by the distribution of specific assets.

4. Transfer of Shares

Transfers of certificated ordinary shares shall be effected by instrument in any usual form or form approved by the board of directors. The instrument must be signed by or on behalf of the transferor and, where shares are not fully paid, by or on behalf of the transferee. Every transfer of uncertificated ordinary shares must be made by means of a relevant system. The "A" share cannot be transferred, other than to another trustee who will hold such share for and on behalf of all the holders of ordinary shares.

The board of directors may refuse to register the transfer of an ordinary share on which Serica UK has a lien and in the case of certificated shares, if such share is not fully paid or if the instrument of transfer is in respect of more than one class of shares of Serica UK, it is not duly stamped and is not accompanied by the relevant share certificate or such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer. Serica UK may suspend the register of transfers and close the register for periods not exceeding thirty days in any year.

The maximum number of persons that may be entered on the register as joint holders of an ordinary share is four. The transferor shall be deemed to remain the holder of the ordinary shares concerned until the name of the transferee is entered in the register of members in respect of such shares. If the directors of Serica UK refuse to register a transfer, notification of such refusal shall be sent to the transferee within two months of the date on which the transfer was lodged with Serica UK.

5. Failure to Disclose Interests in Shares

If a holder or any other person appearing to be interested in shares of Serica UK has been given notice under Section 212 of the Companies Act (company investigation) and has failed in relation to those shares to give Serica UK the information required by the notice within the prescribed period the following restrictions shall apply:

- the holder of such shares shall not be entitled in respect of those shares to attend and vote at any general meeting or meeting of a separate class of shares of Serica UK or vote on a poll; and
- where such shares represent more than 0.25 per cent or more in nominal value of the issued shares of their class, any dividend or other money payable in respect of such shares shall be retained by Serica UK and no transfer of such shares will be registered unless it is an approved transfer as set out in the Serica UK Articles.

Shares allotted in right of shares subject to the restrictions above will, on such allotment, become subject to the same sanction.

6. Distribution of Assets on Winding Up

If Serica UK is wound up (whether the liquidation is voluntary or under supervision or by the Court), the holder of the "A" share is entitled to the first distribution (on behalf of all the holders of the ordinary shares in Serica UK) of an amount up to £50,000, being the nominal value of the "A" share. Thereafter, the liquidator may, with the authority of an extraordinary resolution and any other sanction required by law, divide among the members in specie or in kind the whole or any part of the assets of Serica UK (and for such purposes may value any assets and determine the division of any assets between members or different classes of members) or vest the whole or any part of the assets in trustees upon trusts for the benefit of the members. No member shall be compelled to take any asset to which there is attached any liability.

7. Variation of Class Rights

Subject to the provisions of the Companies Act, all or any of the rights or privileges attached to any class of shares in Serica UK may be varied or abrogated in such manner as may be provided by such rights, or, in the absence of any such provision, either with the consent in writing of the holders of three-quarters in nominal value of the issued ordinary shares or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the ordinary shares. For the avoidance of doubt, the holder of the "A" share is not entitled to amend the rights or privileges attached to that share.

The quorum at any such meeting shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares).

Unless expressly provided by the rights attached to any class of shares, those rights shall not be deemed to be varied by the creation or issue of further shares ranking *pari passu* with, or subsequent to, that class of shares or by the purchase or redemption by Serica UK of any of its own shares.

8. Changes in Share Capital

Serica UK may by ordinary resolution increase, consolidate and divide its share capital or cancel shares which are unissued and have not been taken, or agreed to be taken, by any person. Subject to the provisions of the Companies Act, a share may be issued with such rights or restrictions as determined by ordinary resolution (or in the absence of any resolution, as the board of directors may determine) and Serica UK may issue redeemable shares.

Where members become entitled to fractions of a share, directors of Serica UK may deal with such fractions as they see fit.

Subject to the provisions of the Companies Act, Serica UK may purchase its own shares and by special resolution reduce its share capital, capital redemption reserve, share premium account or other undistributable reserve.

9. Directors

Unless otherwise determined by ordinary resolution, the number of directors shall be not less than two nor more than ten. The directors shall not require a share qualification.

Subject to the Serica UK Articles, Serica UK may by ordinary resolution appoint any person to be a director. The board of directors may appoint any person to be a director but any person so appointed by the board of directors shall hold office only until the next annual general meeting and shall then be eligible for election.

At each annual general meeting of Serica UK, at least one-third (or the nearest number to but not exceeding one-third) of the directors shall retire and each director must retire at the third annual general meeting following his last appointment or re-appointment. Serica UK may by ordinary resolution elect such retiring director or some other person to be a director.

The board of directors may appoint one or more directors to hold any employment or executive office on such terms and for such period as it may determine. The fees paid to directors for their services as directors shall not exceed £400,000 per annum in the aggregate (or such higher sum determined by Serica UK by ordinary resolution). Further payment may be made to any director who holds any executive office or who serves on any committee or who acts as a trustee or who otherwise performs services which, in the opinion of the board of directors, are beyond the ordinary duties of a director. In addition, a director may be paid proper and reasonable expenses incurred by him.

A director shall not vote on or be counted in the quorum in relation to any resolution concerning his own appointment (including its termination).

A director shall not vote on or be counted in the quorum in relation to any resolution of the board of directors or a committee of the board of directors concerning any contract, arrangement or any other proposal in which he has a material interest otherwise than by virtue of his interest in shares or debentures or other securities of, or otherwise in or through, Serica UK, provided that a director shall be entitled to vote and be counted in the quorum in circumstances where the resolution relates to:

- the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him (or other person at his request) for the benefit of Serica UK or its subsidiaries;
- any contract concerning the subscription or purchase by him of shares, debentures or other securities of Serica UK under an offer or invitation to members or debenture holders or any class of them or to the public or any section of the public;
- an offer of securities in Serica UK in respect of which he may be entitled to participate in his capacity as a holder of any such securities or as an underwriter or sub-underwriter;

- a contract with another company in which he is interested provided that he does not hold an interest representing more than one per cent of any class of the equity share capital or votes of that company;

- any contract for the benefit of the employees of Serica UK which does not accord to the director any privilege or benefit not accorded to the employees of Serica UK; or

- any proposal concerning the purchase or maintenance of insurance for the directors of Serica UK.

10. Borrowing Powers

Subject to the Serica UK Articles, the board of directors may exercise all the powers of Serica UK to borrow money and to mortgage or charge all or any part of its undertaking, property, assets (present and future) and uncalled capital and, subject to and in accordance with the Companies Act, to issue debentures and other securities, whether outright or as collateral security for any guarantee, debt, liability or obligation of Serica UK or of any third party.

The board of directors shall restrict the borrowings of Serica UK and exercise all voting and other rights or powers of control exercisable by Serica UK in relation to its subsidiary undertakings so as to secure that the aggregate principal amount of all borrowings (but excluding for this purpose all or any non-recourse borrowings for the purposes of an acquisition) by the Group (as defined in the Serica UK Articles) outstanding at any time shall not, without the previous sanction of an ordinary resolution of Serica UK, exceed an amount equal to ten times the aggregate of the amount paid up or credited as paid up on the issued share capital of Serica UK and on any share capital that has been unconditionally allotted but not issued and the amounts standing to the credit of the reserves of the Group (including any share premium account, capital redemption reserve and revaluation reserve) after adding any credit balance or deducting any debit balance on the profit and loss account of the Group as shown in the latest audited balance sheet of the Group after such adjustments and deductions as are specified in the Serica UK Articles.

11. Untraced Members

Serica UK shall be entitled to sell the shares of a member or to which a person is entitled through transmission if the share has been in issue for the previous 12 years and at least three cash dividends have been declared in that time but such dividends have not been claimed and no communication has been received by Serica UK by the member or person so entitled, provided that Serica UK has published advertisements in a leading national newspaper and received no communication in respect of such shares.

Serica UK shall remain indebted to the member for the sum of the proceeds of sale of the shares but no trust shall be created and the directors may use the proceeds in Serica UK's business or invest same as the directors see fit.

(d) Summary of Rights of Shareholders in a UK PLC

(i) Directors' powers and duties

The general power to manage a company vests with its directors. This power derives from powers granted under common law, statute and the company's memorandum and articles of association ("**Articles of Association**"). Although a director does not generally owe his duties to shareholders individually, as they are owed to the company itself, the law does require that the directors take into account the interests of a range of stakeholders, including both present and future shareholders, employees and creditors.

The following fiduciary duties and a general duty of care and skill are imposed on all directors:

- to act honestly and in good faith in the best interests of the company;
- to use the powers granted to them by the Articles of Association for the purposes for which they were conferred;
- to act with the degree of skill, care and diligence that may reasonably be expected from persons with their knowledge and experience;
- to take proper care of the assets of the company;
- not to claim to be authorized to bind the company when the company has not conferred this authority;
- not to make a personal profit (unless permitted in the Articles of Association or approved or ratified by the shareholders);
- to avoid conflicts of interest with the company; and
- not to compete with the company.

In addition to the above, the statutory duties of directors are contained principally in the Companies Act.

There is, however, a large volume of other legislation and regulations which are binding on directors of UK companies, including the *Insolvency Act 1986*, health and safety regulations, environmental legislation, the *Company Directors' Disqualification Act 1986* and competition and securities laws.

(ii) Shareholder approvals

Although the day-to-day management of a company rests with the directors, certain decisions are reserved for shareholder approval.

Voting on a resolution in a general meeting is taken according to the rules in the company's Articles of Association. Generally it is by a show of hands. Any member may demand a poll (where each shareholder has one vote for every share he holds in the company) unless the company's Articles of Association provide otherwise.

Notice of the intention to propose a resolution requiring shareholder consent must be sent to all shareholders.

(iii) Types of shareholder resolution

Ordinary Resolutions

Ordinary resolutions are used for all matters requiring shareholder consent unless the Companies Act or the Articles of Association provide otherwise. They are passed by a simple majority of members who are entitled to attend and vote at a meeting. Voting may also be allowed by proxy. Examples of matters which require an ordinary resolution include the removal of a director from office, any increase to the company's authorized share capital or any alteration to the share capital such as a sub-division of shares into shares of a smaller amount or consolidation of shares into shares of a larger amount.

Special Resolutions

A special resolution must passed by at least 75% of the shareholders who are entitled to attend the meeting and vote on the matter in question, in person or by proxy. Special resolutions are required for important matters such as:

- alterations to the memorandum or articles of association (being the constitutional documents of the company);
- a change of name;
- a resolution to wind-up the company voluntarily; and
- a reduction of share capital to be approved by the court.

Extraordinary Resolutions

Extraordinary resolutions are required for certain matters, for example, modifying the rights of classes of shareholders. As with special resolutions, an extraordinary resolution requires a 75% majority of those entitled to vote and attend the meeting.

(iv) Requisitioning general meetings

Shareholders owning 10% or more of the voting shares in a company are entitled to requisition a general meeting of shareholders to vote on such resolutions as they may wish to propose.

(v) Annual general meeting

A company must hold an annual general meeting ("**AGM**") each year, in addition to any other shareholder meetings which are held. Successive AGMs must not be more than 15 months apart and must be held in each calendar year, although the first AGM need only be held within 18 months of incorporation.

There is no set business which must be held at the AGM but the business which tends to be dealt with is the consideration of the annual accounts, declaring any final dividend (based on the accounts), dealing with the re-election of directors and approving the appointment and remuneration of the auditors.

Shareholders are entitled to request that resolutions are proposed at the annual general meeting provided that they represent:

- at least 5% of the voting power of the company; or
- 100 or more shareholders whose paid-up capital averages at least £100 each.

A company has a duty to circulate resolutions proposed by shareholders and intended to be proposed at an AGM if the requisite number of shareholders request it. The resolution may be circulated at the expense of the shareholders making the request, unless the company resolves otherwise.

Shareholder resolutions are voted on at a company's AGM in the same way as other resolutions.

(vii) Issuances of shares

Before a company can issue shares, and subject to its Articles of Association which may contain restrictions on powers of directors to issue and allot shares, or requirements for shares to be offered on a pre-emptive basis, it must have sufficient unissued authorized share capital to make the allotment. If not, the company will need to increase its authorized share capital by ordinary resolution.

In addition, where the new shares will not be identical to existing shares (for example, because they are preference shares or are to have, at least initially, different dividend rights), shareholder approval or consent from any existing class of shareholders may be required under the Articles of Association.

(viii) Allotments of shares

Section 80 of the Companies Act imposes a statutory restriction on the powers of directors to allot relevant securities (as defined in the Companies Act). If the requisite authority has not already been conferred by the Articles of Association or by an earlier resolution, it will be necessary to pass an ordinary resolution to obtain the authority. The authority may be given for a particular exercise of the power or for its exercise generally.

In the case of Serica UK, as mentioned in section (b) above, it is proposed that, immediately prior to the completion of the Reorganization, a resolution of the members of Serica UK be passed to authorize the directors to exercise all powers of Serica UK to allot relevant securities up to a maximum aggregate nominal amount of US$2,456,880 (being one-third of the nominal amount of the issued ordinary shares in Serica UK immediately following the Reorganization). This amount is consistent with the ABI guidelines which, although non-statutory, are generally adopted by public companies in the United Kingdom. For the purposes of authorizing the directors to allot shares, the maximum amount of shares should be the lesser of the following:

- a company's unissued ordinary share capital; and
- one-third of a company's issued ordinary share capital.

(ix) Statutory pre-emption rights

The Companies Act protects shareholders against the dilution of their existing shareholdings by giving them a right of first refusal on a company's new issue of equity securities (as defined in the Companies Act). Unless these rights are specifically disapplied by a special resolution, issues of equity securities for cash must be carried out on a pre-emptive basis, with the shares first being offered to holders of relevant shares in proportion to their existing holdings.

In the case of Serica UK, as mentioned in section (b) above, it is proposed that, immediately prior to the completion of the Reorganization, a resolution of the members of Serica UK be passed to disapply these statutory pre-emption rights in respect of allotments of equity securities up to a maximum aggregate nominal amount of US$368,532 (being 5% of the nominal amount of the issued ordinary shares in Serica UK immediately following the Reorganization). This amount is consistent with ABI guidelines which, although non-statutory, are generally adopted by public companies in the United Kingdom. For the purposes of disapplying statutory pre-emption rights, the disapplication should be for not more than 5% of a company's issued share capital.

(x) Amount to be paid on share allotments

There are statutory rules relating to the means of paying and the amount to be paid for shares allotted. For example, a company must not:

- allot a share except as paid up to a quarter of its nominal value plus the whole of any premium on it;

- accept as payment for its shares (or any premium on them) an undertaking from any person for the performance of work or services;

- allot a share as fully or partly paid up (whether as to nominal value or premium) otherwise than in cash if the consideration for the allotment is or includes an undertaking which is, or may be, performed more than five years after the date of the allotment; or

- subject to specified exceptions, allot a share for non-cash consideration without an independent valuation of the consideration and a report as to the value must have been made to the company within the six months preceding the allotment and a copy of the report must have been sent to the allottee.

(xi) Loans to directors

There are statutory restrictions on loans to directors (which include transactions beyond what would normally be considered to be "loans").

(xii) Substantial property transactions

In addition to the restrictions on loans to directors, a company is restricted from entering into arrangements to acquire assets from or transfer assets to a director (including shadow directors) of the company itself or its holding company or any person connected with the director.

To fall within the ambit of this section, the asset must be of "requisite value", that is, at the time that the arrangement to transfer the asset is entered into, its value is not less than £2,000, but (subject to that) exceeds £100,000 or 10% of the company's asset value.

A transaction caught by these provisions can only be effected if it has been authorized by way of an ordinary resolution.

(xiii) Minority protection

As a general rule, the duties which relate to the conduct of a company's affairs, such as the fiduciary duties of directors, are owed to the company itself rather than to shareholders individually, with the consequence that the duties may be enforced (or not) at the will of the company. The decision of the board of directors, or in some cases a resolution of shareholders, will normally determine how the company is to act in relation to such duties or their breach, regardless of the wishes of individual shareholders.

However, conduct of a company's affairs which is "unfairly prejudicial", whether to the members as a whole or to individual members, may be the subject of a petition under Section 459 of the Companies Act. This may involve bringing proceedings for the company to be wound up on the grounds that it is "just and equitable" for the court to do so.

(xiv) Takeover Code

The key source of regulation for takeovers of United Kingdom public companies is the City Code on Takeovers and Mergers (the "**Code**").

The Code is a non-statutory set of rules issued and administered by the Panel on Takeovers and Mergers (an independent body of representatives of financial institutions and professional bodies) (the "**Panel**") to ensure fair and equal treatment of all shareholders in relation to takeovers. It imposes responsibilities on the parties involved and, although it does not have the force of law, non-compliance may result in sanction by the Financial Services Authority and any regulatory body to which the offending organization belongs and the withdrawal of the facilities of the market.

The basis of the Code is a set of general principles which set good standards of commercial practice to ensure the fair and equal treatment of shareholders. These are then developed further in the detailed rules (and notes on the rules) which seek to apply the general principles. The Code makes clear that it is the spirit and not the letter of the Code which is important and that the general principles will apply in situations not expressly covered by the rules.

A detailed consideration of the Code is outside the scope of this management information circular. The Code contains detailed provisions relating to the conduct of a takeover offer, disclosure requirements and rules relating to the circumstances in which a mandatory offer for the company is required.

The above is a summary of the principal rights of shareholders of a public limited company registered in England. It is not intended to be an exhaustive statement of the law. If you are in any doubt, you should consult your usual professional adviser.

(e) Comparison of BVI Corporate Law to UK Corporate Law

BVI	**UK**
Annual general meetings ("AGM")	
• Subject to any limitations in a company's memorandum or articles of association, the directors of a	• A company must hold an AGM each year, in addition to any other shareholder meetings which are held.

BVI	UK
company may convene shareholder meetings at such times and in such manner and places within or outside the BVI as the directors consider necessary or desirable. • BVI company law does not expressly require a company to hold annual general meetings.	Successive annual general meetings must not be more than 15 months apart and must be held in each calendar year. • Shareholders are entitled to request that resolutions are proposed at the AGM provided that they represent either at least 5% of the voting power of a company or 100 or more shareholders whose paid up capital averages at least £100 each.
Duties of directors	
• Every director is required to act honestly and in good faith with a view to the best interests of the company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. • No provision of a company's memorandum or articles of association or any other agreement will relieve a director from his duty to act in accordance with the memorandum and articles or from any personal liability arising from his management of the business and affairs of the company.	• A director owes fiduciary duties and a general duty of care and skill to the company (including: to act in good faith and in the best interests of the company; to act with the degree of skill, care and diligence that may reasonably be expected from persons with his knowledge and experience; and to avoid conflicts of interest with a company). • Additionally various duties are imposed on directors by statute.
Conflicts of interest	
• To ensure that a transaction is valid, the interested director must disclose the details of his interest in the transaction and may, under certain circumstances, be required to abstain from voting. If the board of the company does not have a sufficient number of disinterested directors to pass a resolution approving the transaction, approval of the company's shareholders must be	• A director who is interested in a contract with the company must declare his interest at a board meeting. Provided he has disclosed his interest in a transaction at a board meeting, the director has complied with the law, but his ability to vote on the proposed transaction depends upon the company's articles.

BVI	UK
sought.	
Issues of shares	
• A share must be fully paid for in money, services rendered, property or a promissory note or other binding obligation to contribute money or property, with the amount to be paid for the shares and the value of the consideration paid for the shares to be determined by the directors.	• New issues of shares must be authorized by the articles of association or by an ordinary resolution of the shareholders. • In addition, the Companies Act gives shareholders the protection of statutory pre-emption rights, which can only be disapplied by a special resolution of the shareholders. • There are statutory rules relating to the means of payment and the amount to be paid for new allotments of shares.
Shareholder approvals	
• Shareholder approval is required to approve any transactions which would constitute a disposal of in excess of 50% of a company's total assets. In addition, shareholder approval is required for any merger or consolidation of a company. Unless the constitution of a company specifically requires a different threshold, all shareholder votes can be carried by a simple majority of the votes of the shares in the company entitled to vote and being voted in favour of the proposed resolution.	• Shareholder approval will always be required for certain important decisions, including the removal of a director from office and increases to the authorised share capital (simple majority in each case), alterations to the memorandum and articles of association, changes to the rights of classes of shareholders, changes of name or a voluntary winding-up (at least 75% in each case).
Shareholder remedies	
• A shareholder is entitled to the payment of the fair value of his shares upon dissenting from (i) a merger or consolidation of the company, (ii) a disposal of more than 50% of the assets or business of the company if	• Conduct of a company's affairs which is unfairly prejudicial to all or some of the shareholders may be the subject of a petition to the court. • Shareholders have the right to petition to the court for the company to be

BVI	**UK**
not made in the ordinary course of business or pursuant to a few other enumerated circumstances, (iii) a redemption of shares or (iv) an arrangement if permitted by the court. • A minority shareholder may bring an application to the court for a just and equitable winding up of a company.	wound up on the grounds that it is just and equitable to do so.

(f) TSXV Listing

The Corporation and Serica UK intend to apply to have the Serica UK Shares listed on the TSXV. Completion of the Reorganization is conditional upon such listing being obtained.

Certain Income Tax Implications

(a) Canada

(i) Certain Canadian Federal Income Tax Considerations

For the purposes of this section, and except as noted, "Serica UK Shares" acquired by a Shareholder means the Serica UK Shares together with the beneficial ownership of a portion of the "A" share of Serica UK acquired by the Shareholder.

The following is a summary of the principal Canadian federal income tax considerations under the *Income Tax Act* (Canada) (the "**Tax Act**") generally applicable to Shareholders who exchange their Common Shares for Serica UK Shares pursuant to the Reorganization and who, for purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada, hold their Common Shares and Serica UK Shares as capital property and deal at arm's length with the Corporation and Serica UK, and are not affiliated with the Corporation or Serica UK. This summary is based on the current provisions of the Tax Act, the regulations thereunder and the administrative practices and assessing policies of the Canada Revenue Agency (the "**CRA**") published prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, although there is no certainty that such proposals will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in administrative practices or assessing policies of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

This summary does not take into account the mark-to-market rules in the Tax Act, and a Shareholder that is a "financial institution" for the purposes of these rules should consult its own tax advisors in this regard. The summary does not apply to a Shareholder to whom the Corporation is, or Serica UK will be, a "foreign affiliate" for purposes of the Tax Act.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Shareholder.

For the foregoing reasons, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

(ii) Exchange of Serica Common Shares for Serica UK Shares

A Shareholder will not realize a capital gain or capital loss on the variation of class rights in respect of the Common Shares to provide that they may be exchanged for Serica UK Shares, and the variation will not result in a change to the adjusted cost base of the Common Shares to such Shareholder.

A Shareholder who exchanges a Common Share for a Serica UK Share will be considered:

1. to have disposed of the Common Share for proceeds of disposition equal to the Shareholder's adjusted cost base of such Common Share determined immediately before the exchange, with the result that no capital gain or capital loss will be realized by the Shareholder on such disposition, and
2. to have acquired the Serica UK Share at a cost equal to the Shareholder's adjusted cost base of the Common Share,

unless the Shareholder, in the income tax return for the taxation year in which the exchange occurs, chooses to include in computing income any portion of the gain or loss otherwise determined on such exchange; in which case the Shareholder will recognize a capital gain (or a capital loss) to the extent that the fair market value at the time of the exchange of the Serica UK Share exceeds (or is less than) the total of the Shareholder's adjusted cost base of the Common Share and any reasonable costs of disposition, and the Shareholder will be considered to have acquired the Serica UK Share at a cost equal to the fair market value at the time of the exchange of the Common Share.

The exchange of a Common Share for a Serica UK Share on a tax-deferred basis, as described in paragraphs 1 and 2 above, is available on the assumption (which the Corporation believes to be the case) that the proposed "foreign investment entity" rules, described in subsection (v) below, do not apply to the Corporation.

(iii) Capital Gains and Capital Losses

A Shareholder who chooses to report a capital gain or a capital loss as described above would include in income one-half of the amount of the capital gain as a "taxable capital gain" for the taxation year in which the Common Shares of such Shareholder are exchanged pursuant to the Reorganization or would generally be entitled to deduct one-half of the amount of the capital loss as an "allowable capital loss" against taxable capital gains realized in such taxation year or in any of the three preceding taxation years or in any subsequent taxation year to the extent and under the circumstances described in the Tax Act.

Where an individual (other than certain trusts) realizes a capital gain, alternative minimum tax may arise depending on the individual's particular circumstances.

A Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of $6^{2}/_{3}$ % determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains.

(iv) Dividends on Serica UK Shares

Dividends on Serica UK Shares will be treated in a similar way to dividends on the existing Common Shares and will therefore be included in the Shareholder's income when received and will not be eligible for the gross-up and dividend tax credit, in the case of recipients who are individuals, or the deduction in computing taxable income, in case of recipients that are corporations, that would generally be available in respect of dividends from a taxable corporation resident in Canada. A "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay a refundable tax of $6^{2}/_{3}$% on such amounts.

(v) Foreign Investment Entity Draft Legislation

On October 30, 2003, the Minister of Finance (Canada) released revised draft legislation to amend the Tax Act to implement previously announced rules concerning the taxation of holdings in "foreign investment entities". The proposed rules are to apply to taxation years commencing after 2002. It is not certain, however, that the draft legislation will be enacted in the form announced or at all.

The proposed rules would require a determination, on an annual basis, as to whether or not Serica UK is a "foreign investment entity" and whether the Serica UK Shares constitute an "exempt interest".

Based on the activity carried on by the Corporation and its subsidiaries, the Corporation believes that it is not a "foreign investment entity" under the proposed rules and that the same conclusion will apply to Serica UK following the Reorganization. As such, the proposed rules do not apply to the Corporation and, immediately following the Reorganization, will not apply to Serica UK. If the proposed rules did apply, a Shareholder would be required to take into account in computing income, on an annual basis, the "designated cost" of the Serica UK Shares multiplied by the prescribed rate of interest. Alternatively, the Shareholder may be permitted to elect the "mark-to-market" method under which the Shareholder would be required to take into account in computing income any increase (or decrease) in the value of the shares during each taxation year.

(vi) Disposition of Serica UK Shares

On a disposition of Serica UK Shares, a Shareholder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition received exceed (or are less than) the total of the Shareholder's adjusted cost base of those shares and any reasonable costs of disposition.

(vii) Foreign Property Information Reporting

As is currently the case with the existing Common Shares, a Shareholder who is a "specified Canadian entity" for a taxation year or fiscal period and whose total cost amount of "specified foreign property", including Common Shares or Serica UK Shares, at any time in the year or fiscal period exceeds CDN $100,000 is required to file an information return for the year or period disclosing prescribed information, including the Shareholder's cost amount, any dividends received in the year and any gains or losses realized in the year, in respect of such property. Shareholders should consult their own tax advisors about whether they must comply with these rules.

(viii) Eligibility For Investment

In this subsection, "Serica UK Shares" does not include the interest in the "A" share of Serica UK.

Provided the Serica UK Shares are listed on a prescribed stock exchange (which includes Tier 2 of the TSXV), the Serica UK Shares will be a qualified investment for trusts governed by registered retirement savings plans, registered retirement income funds or deferred profit sharing plans ("**Plans**") or registered education savings plans. The "A" share of Serica UK will not be qualified. In the case of a trust governed by a registered retirement savings plan or a registered retirement income fund, acquisition of the Serica UK Shares together with the interest in the "A" share of Serica UK will result in an income inclusion to the annuitant equal to the value of such interest in the "A" share. In the case of a trust governed by a deferred profit sharing plan, such acquisition will result in liability of the trust for tax equal to the value of the interest in the "A" share of Serica UK. In the case of a trust governed by a registered education savings plan, such acquisition could result in revocation of the registration of the plan and, accordingly, such a trust should consult with their own tax advisor in this regard. The Serica UK Shares and the "A" share will be foreign property for purposes of the Tax Act. On February 23, 2005, the Minister of Finance (Canada) proposed that the limit in respect of foreign property that may be held by Plans, registered pension plans and certain other entities be eliminated for 2005 and subsequent years. While a bill to implement the proposal has been introduced in the House of Commons, no assurance can be given that this proposal will be enacted.

(b) *United Kingdom*

(i) *Certain United Kingdom Income Tax Considerations*

The following summary is a general guide only and is based on current United Kingdom legislation and Inland Revenue practice in force as at the date hereof.

(a) *Consequences of the Reorganization for UK Shareholders*

The summary in paragraphs (1) and (2) below applies only to Shareholders who are resident and, in the case of individuals, ordinarily resident for tax purposes in the United Kingdom and hold the Common Shares as an investment and who are the absolute beneficial owners of those shares. They do not apply to other classes of Shareholders, such as dealers in securities.

Shareholders who are in any doubt about their tax position should consult their own professional adviser.

(1) *Taxation of Capital Gains*

For the purpose of United Kingdom taxation of capital gains, the exchange of Common Shares for Serica UK Shares should be treated as a reorganization of share capital. Accordingly, Shareholders should not be treated as having disposed of Common Shares, and the Serica UK Shares issued should be treated as the same asset, acquired at the same time, as the Common Shares exchanged.

Shareholders who, alone or together with persons connected with them, hold more than five per cent of the Common Shares will be eligible for the above treatment provided that the exchange is effected for *bona fide* commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of liability for capital gains tax or corporation tax. The directors are of the view that Shareholders will be so eligible. A clearance under Section 138 of the *Taxation of Capital Gains Act 1992* has not been sought from the Inland Revenue as the directors are not aware of any Shareholder holding more than five per cent to whom this would be applicable.

(2) *Taxation of Dividends*

United Kingdom resident Shareholders which are corporations are not subject to tax in the United Kingdom on dividends received from Serica UK.

United Kingdom resident individual Shareholders are treated as receiving a dividend with an associated, non-repayable, tax credit equal to one-ninth of the net dividend (10% of the aggregate of the dividend and the tax credit). Income tax is then chargeable at special Schedule F rates, with the entitlement to set the tax credit against the liability.

The Schedule F ordinary rate is 10% so that the charge to tax for basic rate taxpayers is satisfied by the tax credit, and no cash tax is payable.

The Schedule F upper rate of income tax is 32.5%, chargeable to higher rate taxpayers, so that, after recognizing the tax credit, there is additional tax payable, equivalent to 22.5% of the aggregate of the dividend and tax credit, or 25% of the net dividend ignoring the tax credit.

Dividend income is deemed to be the top layer of income when considering individuals who are marginal between the basic and higher rates of income tax, and therefore the ordinary and upper rates of income tax applicable to Schedule F dividend income.

United Kingdom resident Shareholders who are neither corporate nor individuals, such as trusts, should consult their tax advisors on the taxability of dividends from Serica UK.

(b) Taxation of Serica UK and its Shareholders

(i) Dividends

The United Kingdom does not charge any withholding tax on dividends from United Kingdom tax resident companies, so a holder of Common Shares will not have any dividend reduced by such a tax.

Owning shares in a United Kingdom company does not of itself make a Shareholder subject to United Kingdom tax, and the disposal of shares in a United Kingdom company does not normally make a seller who is not otherwise resident or doing business in the United Kingdom subject to any United Kingdom tax liability on a gain. The change to a United Kingdom company does not give a Shareholder any exposure to United Kingdom tax which does not exist under the current structure.

(ii) UK Stamp Duty and Stamp Duty Reserve Tax

The following comments are intended as a guide to the general position and do not relate to persons such as market makers, brokers, dealers, intermediaries and persons connected with depositary arrangements or clearance services, to whom special rules apply:

1. No stamp duty or Stamp Duty Reserve Tax ("**SDRT**") will be payable by Shareholders as a result of exchanging Common Shares for ordinary shares in the capital of Serica UK as part of the Reorganization.

2. Similarly, no stamp duty or SDRT will be payable on the future issue or allotment of new ordinary shares by Serica UK in the ordinary course.

3. Transfers of shares in Serica UK for value will generally give rise to a liability to United Kingdom *ad valorem* stamp duty, or SDRT, at the rate in each case of 0.5% of the amount or value of the consideration (with the amount payable rounded up in the case of stamp duty to the nearest multiple of £5.00).

4. Liability to pay such stamp duty or SDRT is that of the transferee or purchaser.

(iii) Corporate Tax Considerations

A corporation which is tax resident in the United Kingdom is generally subject to tax on its worldwide income arising in that corporation and on capital gains accruing to it.

The current rate of United Kingdom corporation tax is 30%.

As the ultimate holding company of the Group, it is envisaged that Serica UK will receive interest income from financing provided to operating subsidiaries and dividends from such entities. It may also profit from disposal of subsidiaries.

Such interest income, dividends received and gains on sale are all potentially subject to United Kingdom corporation tax, but are all expected not to give rise to any significant cash tax in the United Kingdom for the reasons described below. There are already Group companies which are United Kingdom tax resident and any tax losses produced by the operations of those subsidiaries will be available subject to the normal rules for utilization against any Serica UK profits.

Interest income from financing operating subsidiaries is reduced for tax purposes by interest expense payable on external funding and, as an investment company, by expenses incurred in the management of its assets, in which are included the shares in the operating subsidiaries. It is therefore considered that no significant cash tax liability will arise from interest income received in Serica UK.

The United Kingdom tax system allows credit for taxes paid in other jurisdictions. As the United Kingdom corporate tax rate is lower than that in many countries, the availability of this credit means that dividends from a subsidiary with business in a higher tax jurisdiction can flow through a United Kingdom holding company to its external shareholders without any tax consequence in the United Kingdom. It is therefore probable that dividend income from normal operations received in Serica UK will not result in any cash tax liability in the United Kingdom.

United Kingdom tax resident companies have an exemption from taxation on capital gains on the sale of trading affiliates in which at least 10% was held prior to the sale, provided certain other criteria are met. This allows significant flexibility in the management of the asset portfolio without incurring any United Kingdom cash tax liability.

The United Kingdom has a system which effectively subjects a UK resident company to tax on certain types of income which arise in foreign corporations which are controlled by it and are not distributed to the UK resident company by dividend. In general, such income is of a passive, investment nature that is not considered likely to arise to any material extent in the group. Capital gains are not within this controlled foreign company (a "**CFC**") legislation. It is therefore considered that no significant cash tax liability will arise in Serica UK from the CFC legislation.

The United Kingdom has an international treaty network which in many instances permits reduced withholding or branch profits tax rates on transactions between United Kingdom entities and entities in many other countries, relative to companies in jurisdictions which have no such treaties.

(c) United States

(i) Certain United States Federal Income Tax Considerations

The following summarizes the material consequences solely to United States Shareholders (each a "**United States Shareholder**") of owning the Common Shares and Serica UK Shares for purposes only of United States federal income taxes and not for purposes of any state, local or foreign taxes. The United States federal income tax discussion is based on (i) provisions of the Internal Revenue Code of 1986, as amended (the "**Revenue Code**"), and United States Treasury Regulations thereunder, existing, temporary, proposed, and administrative and judicial interpretations thereof, on the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in United States federal income tax consequences different from those discussed below, (ii) provisions of any applicable tax treaties as in effect on the date hereof and (iii) in part, representations made by the Corporation and Serica UK. A United States Shareholder is a beneficial owner of Common Shares who or which is, for United States federal income tax purposes, (i) a citizen or resident individual of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under the United States federal income tax laws, (ii) a corporation or other entity treated as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury regulations, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or electing trusts in existence on August 20, 1996 to the extent provided in Treasury regulations. If a partnership or other entity treated as a partnership for United States federal income tax purposes holds the Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Accordingly, this discussion does not address the tax consequences to any Shareholder that is classified as a partnership for United States federal income tax purposes. Notwithstanding the foregoing, a Shareholder's status as a United States Shareholder might be overridden under the provisions of an applicable tax treaty. This summary is subject to any changes to United States law or practice occurring after the date hereof, possibly with retroactive effect, including any change in applicable tax treaty provisions, or different interpretations. Furthermore, this discussion is limited to holders of the Common Shares who hold such shares as a capital asset within the meaning of Section 1221 of the Revenue Code.

This is not an exhaustive discussion of all possible tax considerations. In particular, it does not discuss estate and gift taxes, taxes imposed on the Corporation or Serica UK, and the consequences for United States Shareholders subject to special tax rules, including United States expatriates, certain non-U.S. Shareholders (including but not limited to, non-United States

Shareholders that are CFCs and passive foreign investment companies (each a "**PFIC**") under the Revenue Code), dealers in securities, insurance companies, regulated investment companies, tax-exempt organizations, banking and financial institutions, persons subject to the alternative minimum tax, persons whose functional currency is not the United States dollar, persons holding the Common Shares as part of a hedging, conversion or straddle transaction, persons who directly or indirectly or through certain related persons own more than 10% of the capital or voting power and persons carrying on a trade or business in the British Virgin Islands or the United Kingdom through a permanent establishment or fixed base for the purpose of which the Common Shares have been acquired or held. Because of these limitations, the Corporation recommends that Shareholders consult their own tax advisors regarding all the tax consequences particular to them of their ownership and disposition of such Common Shares.

FURTHER, THE FOREGOING DISCUSSION OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATION AS WELL AS THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE SERICA UK SHARES BY SHAREHOLDERS IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR PERSON. ACCORDINGLY, ALL INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATION AS WELL AS THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE SERICA UK SHARES, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX JURISDICTION, AS TAX CONSEQUENCES MAY VARY WITH RESPECT TO AN INDIVIDUAL'S PARTICULAR CIRCUMSTANCES.

(ii) Reorganization – United States Shareholders

If, pursuant to the Reorganization, the holders of Common Shares who transfer (or are deemed to transfer) property directly to Serica UK in exchange for Serica UK Shares own, immediately after the Reorganization, shares representing control of Serica UK (that is, shares having at least 80% of the voting power of all classes of shares of Serica UK entitled to vote) and certain other requirements are satisfied, the Reorganization should be characterized in the aggregate as a transaction that is described in Section 351 of the Revenue Code (a "**Section 351 Transaction**"). Serica UK expects that the Reorganization should be characterized in the aggregate as a Section 351 Transaction.

If the Reorganization is properly characterized as a Section 351 Transaction, United States Shareholders generally should not recognize any gain or loss on the receipt of Serica UK Shares in exchange for their Common Shares. A United States Shareholder that will own five percent or more of the Serica UK Shares, by vote or value, immediately after the Reorganization, may be subject to additional requirements with respect to transfers of securities to foreign corporations in order to avoid gain recognition. The aggregate initial tax basis of the Serica UK Shares received in the Reorganization generally should be the same as the aggregate tax basis of the Common Shares exchanged. The holding period in the Serica UK Shares generally should include the period during which the Common Shares were held.

The following discussion describes consequences to exchanging United States Shareholders if the Reorganization is not properly characterized in the aggregate as a Section 351 Transaction. The exchange of Common Shares for Serica UK Shares pursuant to the Reorganization in a non-Section 351 transaction will be a taxable exchange for United States federal income tax purposes. United States Shareholders will recognize net gain or loss on such an exchange in an amount equal to the difference between (1) the fair market value of any Serica UK Shares received in the Reorganization and (2) the adjusted tax basis in the Common Shares exchanged. Any gain or loss recognized arising from the Reorganization generally will be capital gain or loss. Capital gain of a non-corporate United States Shareholder is eligible to be taxed at reduced rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized generally will be treated as United States source gain or loss for United States foreign tax credit purposes. Ordinary income or loss, if any, recognized generally will be treated as foreign source income or loss for United States foreign tax credit purposes. The initial tax basis in the Serica UK Shares received pursuant to the exchange offer will equal the fair market value of those shares on the date of the Reorganization and the holding period for those shares will begin on the day following the date of the Reorganization.

ALL UNITED STATES SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES OF THE EXCHANGE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

(iii) Ownership of Serica UK Common Stock: United States Shareholders

1. Taxation of Dividends

For United States federal income tax purposes, the gross amount of a distribution by Serica UK to United States Shareholders (including any amounts of UK tax withheld) will be treated as dividend income to the extent paid out of Serica UK's current or accumulated earnings and profits (as determined for United States federal income tax purposes). However, the Corporation understands that under UK law there is no withholding tax on dividend or other distributions to Shareholders. Dividends paid by Serica UK generally will be treated as foreign source dividend income and will not be eligible for the dividends received deduction generally available for United States corporations under the Revenue Code. If a dividend is paid in foreign currency or other property, the amount includible in income will be the United States dollar value of the foreign currency or the fair market value of the other property distributed, as determined on the date of distribution to a United States Shareholder or to a nominee, custodian or other agent of such United States Shareholder. A United States Shareholder will have a tax basis in such foreign currency or other property for United States federal income tax purposes equal to the property's United States dollar value on the date of receipt. Any subsequent gain or loss in respect of such foreign currency arising from exchange rate fluctuations will be ordinary income or loss. If a United States Shareholder has the option to receive a distribution either in cash or in the form of Serica UK Shares, and such United States Shareholder chooses to receive shares, such United States Shareholder will be treated for purposes of the preceding sentences as having received a distribution to the extent of the fair market value of such shares. To the extent that an amount received by a United States Shareholder exceeds the United States Shareholder's allocable share of Serica UK's current and accumulated earning and profits, such excess will be treated first as a non-taxable return of capital to the extent of the United States Shareholder's basis in the Serica UK Shares (thereby reducing the United States Shareholder's basis in such shares), and thereafter any remaining distribution in excess of basis should constitute a taxable capital gain from the deemed sale or exchange of the United States Shareholder's shares.

Subject to the limitations set forth in the Revenue Code, United States Shareholders may elect to claim a foreign tax credit against their United States federal income tax liability for any UK income tax withheld from dividends received in respect of the Serica UK Shares. As the UK has no withholding tax on dividends it is unlikely that any such income tax liability will arise. For the purposes of the limitations on use of foreign tax credits, dividends received from Serica UK generally will be characterized as passive income and therefore any United States tax imposed on these dividends cannot be offset by excess foreign tax credits that a United States Shareholder may have from foreign source income not qualifying as passive income. The rules relating to the determination of the foreign tax credit are complex and United States Shareholders should consult their tax advisors to determine whether and to what extent a credit would be available. United States Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for any UK tax withheld if no other foreign credit is claimed for that tax year.

Recent United States tax legislation reduced to 15% the maximum tax rate for certain dividends received by individuals through taxable years beginning on or before December 31, 2008 so long as certain holding period requirements are met. Dividends received from qualified foreign corporations generally qualify for the reduced rate. A non-United States corporation (other than a PFIC) generally will be considered to be a qualified foreign corporation if (a) the shares of the non-United States corporation are readily tradable on an established securities market in the United States or (b) the non-United States corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program. Shareholders should consult their tax advisors regarding the impact of the provisions of this recent tax legislation on particular situations.

2. Dispositions

For United States federal income tax purposes, a United States Shareholder generally will recognize gain or loss on any sale, exchange or other disposition of Serica UK Shares (unless a specific non-recognition provision applies). Such gain or loss will be measured by the difference between the amount of cash (and the fair market value of any other property) received and the United States Shareholder's tax basis in such shares. A United States Shareholder's tax basis in Serica UK Shares will generally equal the amount paid by such United States Shareholder for such shares (or, in case of shares acquired by way of a share distribution, the amount included in income at the time of the share distribution). The gain or loss arising from a sale or exchange of the Serica UK Shares will generally be a long-term capital gain or loss if the United States Shareholder's holding period for such shares exceeds one year. In general, the gain from a sale or exchange of the Serica UK Shares by a United States Shareholder will be treated as United States source income. However, should any UK tax be imposed on the sale or other disposition of such shares by a United States Shareholder and the United States Shareholder is eligible for the benefits of an applicable tax treaty, an election may be available under the Revenue Code pursuant to which a United States Shareholder would, for purposes of computing the foreign tax credit limitation, be entitled to treat the gains as foreign source income. Alternatively, the United States Shareholder may claim a deduction for the amount of UK tax withheld if no other foreign credit is claimed for that tax year.

3. Anti-Deferral Regime

There are provisions in the Revenue Code that are primarily intended to prevent United States Shareholders of foreign corporations from deferring United States based federal income tax on such Shareholder's pro-rata portion of the foreign corporation's earnings. These rules are primarily contained within the PFIC and CFC legislation of the Revenue Code and can, if applicable, adversely affect the tax levied on the United States Shareholders and the timing of such tax.

A PFIC, as to any United States person, is generally defined as any foreign corporation at least 75% of whose consolidated gross income for the taxable year is passive income, or at least 50% of the value of whose consolidated assets is attributable to assets that produce or are held for the production of passive income at any time during such person's holding period for shares of such corporation. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce those types of income. If applicable, the PFIC rules could produce significant adverse tax consequences for a United States Shareholder, including taxation of disposition gains as ordinary income and the imposition of an interest charge on United States federal income taxes deemed to have been deferred.

A corporation is a CFC if more than 50% of the shares of the corporation, by vote or value, are owned, directly or indirectly (including shares owned through attribution), by United States persons directly or indirectly owning at least 10% of the total combined voting power of all shares of the corporation ("**10% CFC Shareholders**"). In general, each 10% CFC Shareholder in a CFC on the last day of the CFC's taxable year is required to include in its gross income for such taxable year its pro rata share of the CFC's earnings and profits for that year attributable to certain types of income or investments.

Lastly, CFC classification could result in the additional application of Section 1248 of the Revenue Code. Under Section 1248, gain from the sale or exchange of shares by any United States Shareholder who was a 10% CFC Shareholder at any time during the five year period ending with the sale or exchange will be dividend income to the extent of Serica UK's earnings and profits attributable to the shares sold or accumulated during the periods that Serica UK was a CFC.

Even though the Corporation is actively engaged in the exploration business through its subsidiaries, it has had and will continue to have passive income and, as these rules are extremely complex and technical, each United States Shareholder should consult their own tax advisors.

4. Information Reporting and Backup Withholding Requirements

If Serica UK pays dividends, and it uses a paying agent (such as a bank) in the United States, the paying agent will be required to report the dividends to United States Shareholders not otherwise exempt from reporting requirements. Certain United States Shareholders may be subject to backup withholding at a 28% rate on dividends received on the Serica UK Shares. This withholding generally applies only if such United States Shareholder (i) fails to furnish a correct taxpayer identification number to the United States financial institution or any other person responsible for the payment of dividends on the Serica UK Shares, (ii) furnishes an incorrect taxpayer identification number, (iii) is notified by the United States Internal Revenue Service ("**IRS**") of the United States Shareholder's failure to properly report payments of interest and dividends and the IRS has notified the Corporation to begin withholding tax from the United States Shareholder's dividends or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalties of perjury, that the taxpayer identification number provided is correct and that the United States Shareholder is not subject to backup withholding rules.

Amounts withheld under the backup withholding rules do not constitute a separate United States federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the United States Shareholder's United States federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

THE FOREGOING DISCUSSION OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATION AS WELL AS THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE SERICA UK SHARES BY SHAREHOLDERS IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR PERSON. ACCORDINGLY, ALL INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATION AS WELL AS THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE SERICA UK SHARES, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX JURISDICTION, AS TAX CONSEQUENCES MAY VARY WITH RESPECT TO AN INDIVIDUAL'S PARTICULAR CIRCUMSTANCES.

Amendment to Articles of Association

In order to complete the Reorganization, Shareholders will be asked to consider, and if thought advisable, approve a resolution to amend the Corporation's Memorandum of Association in order to vary the existing rights of the Common Shares to provide that, in certain circumstances, all Common Shares will be exchanged on a one-for-one basis for Serica UK Shares.

On the terms of the proposed resolutions, the Board of Directors may, in its sole discretion, decide not to act on the resolution without the requirement for further approval from the Shareholders. The text of the resolution which management intends to place before the Meeting for approval is set out in Schedule A annexed hereto.

The persons named in the enclosed form of proxy intend to vote in favour of the resolution to approve the Reorganization, unless the Shareholder who has given the proxy has directed that the Common Shares represented thereby be voted against such resolution. In order to be effective, this resolution must be approved by holders representing a majority of the votes attaching to the issued and outstanding Common Shares which are represented and voted at the Meeting.

Regulatory Approvals

Completion of the Reorganization is subject to receipt by the Corporation and Serica UK of all requisite regulatory approvals, including approval of the TSXV to the amendment of the Corporation's Memorandum of Association and the listing of Serica UK's shares on the TSXV and the granting of certain discretionary relief by applicable Canadian securities regulatory authorities, primarily in relation to certain takeover bid rules which would otherwise be applicable. Such approval and relief have been granted in similar circumstances. The Corporation's directors, after preliminary inquiry, have no reason to believe that such approvals and relief will not be granted or obtained.

Agreement with Serica UK

The Corporation and Serica UK have entered into an agreement dated as of May 12, 2005, such that, upon the Reorganization, among other things, Serica UK will provide Serica UK Shares to holders of Common Shares in exchange for their Common shares and that, upon payment of the exercise price relating thereto by the holders of outstanding warrants and options to acquire Common Shares, Serica UK will provide Serica UK Shares to such holders.

Implications for Warrantholders and Optionholders

The warrant indentures, warrant certificates and option agreements in respect of outstanding warrants and options to acquire Common Shares provide that upon a reorganization of the Corporation, including the Reorganization, such warrantholders and optionholders will receive Serica UK Shares in lieu of Common Shares on the same basis as they would otherwise have been entitled to receive Common Shares.

Implications for US Shareholders

The Corporation is relying upon a limited exemption from the registration requirements of the United States Securities Act available for business combinations where the "target" is a "foreign private issuer" under United States securities laws and where less than 10% of the outstanding Common Shares are held by United States security holders as of thirty days before the solicitation for the business combination. The effect of this exemption is that, with limited exceptions, shareholders whose Common Shares would be viewed as "restricted" within the meaning of Rule 144 (a) (3) under the United States Securities Act will receive restricted Serica UK Shares which will generally remain "restricted" until the expiration of the time period under Rule 144 (k).

Letters of Transmittal and Procedure

Holders of Common Shares who forward their Common Share certificates without a letter of transmittal (the "**Letter of Transmittal**") or without signing the Letter of Transmittal or otherwise filling out the Letter of Transmittal completely will have their Common Share certificates returned to them for future proper delivery.

If the Reorganization is completed, the Corporation will forward Letters of Transmittal to all Shareholders advising them to forward their Common Share certificates to Equity Transfer Services Inc., as registrar and transfer agent of Serica UK, together with a duly completed Letter of Transmittal. Thereafter, the transfer agent will forward share certificates representing Serica UK Shares to such Shareholders.

US Regulatory Requirements Regarding Restricted Serica UK Shares

To the extent a Shareholder would receive restricted Serica UK Shares, the following text provides important information regarding the effects of the restricted status on such shares.

The restricted Serica UK Shares to be issued pursuant to the Reorganization may not be resold to the public except upon registration of the shares with the United States Securities and Exchange Commission or in a transaction exempt from the registration requirements of the United States Securities Act. The restricted Serica UK Shares in certificated form will contain a legend substantially similar to the legend appearing on their Common Shares.

For so long as the Serica UK Shares are restricted, any Shareholder wishing to sell its Serica UK Shares may be required to provide in advance of the proposed trade date a legal opinion to Serica Energy PLC and the transfer agent that the sale is being made in compliance with United States securities laws and may be required to receive from any prospective purchaser certain written representations and provide such written representations to Serica Energy PLC and the transfer agent.

Directors' Recommendation and Action to be taken

The Directors have determined that the amendment proposed to the Memorandum of Association is in the best interests of the Shareholders for those reasons more particularly described under "Reasons for the Reorganization". The Directors recommend that Shareholders vote in favour of the resolution relating to the amendment, the full text of which is set out in Schedule A to this management information circular.

EXECUTIVE COMPENSATION

All dollar amounts in this management information circular are expressed in Canadian dollars unless otherwise indicated.

Summary Compensation Table

The following table sets forth information regarding compensation for the financial years ended December 31, 2004, 2003 and 2002, paid to the Corporation's Chief Executive Officer, and the most highly compensated executive officers of the Corporation and a former executive officer who met the regulatory and stock exchange disclosure requirements (collectively, the "**Named Executive Officers**").

Summary Compensation Table

Name and Title	Year Ended December 31	Annual Compensation			Long Term Compensation			All Other Compensation (US$)
		Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Payouts (US$)	
Christopher Rivett-Carnac Chief Executive Officer	2004 2003 2002	$208,000 $62,500[1] Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Christopher Atkinson Chief Operating Officer	2004 2003 2002	$195,000 $75,000[2] Nil	Nil Nil Nil	$105,030 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
E. Gary Roth[3] Former President and CEO – Kyrgoil Holding Corporation	2004 2003 2002	N/A Nil $30,149	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil

Notes:

(1) Compensation disclosed for Mr. Rivett-Carnac for the financial years ended 2003 and 2002 represent compensation earned as Director, Commercial with the PDA Group.

(2) Compensation disclosed for Mr. Atkinson for the financial years ended 2003 and 2002 represents compensation earned while employed in various positions with the PDA Group.

(3) Compensation disclosed for Mr. Roth represents compensation earned as the former President and Chief Executive Officer of Kyrgoil. Mr. Roth ceased to be an officer of the Corporation effective upon the Consolidation.

Stock Options

Prior to the Consolidation, Kyrgoil maintained a share option plan pursuant to which options ("**Kyrgoil Options**") were granted to certain directors, officers and key employees entitling them to acquire shares in Kyrgoil ("**Kyrgoil Shares**") at a designated exercise price during a specified exercise period. PDA did not grant any options under its share option plan.

Under the Consolidation, the holders of unexercised Kyrgoil Options were entitled to receive options to purchase Common Shares in exchange for their Kyrgoil Options based on the exchange ratio established for the exchange of Kyrgoil Shares for Common Shares. Most holders of unexercised Kyrgoil Options exercised their options after the financial year ended December 31, 2003.

The following table sets out information concerning grants of options to purchase or acquire Common Shares during the financial year ended December 31, 2004 to the Named Executive Officers.

Option Grants During the Most Recently Completed Financial Year

NEO Name	Common Shares Under Options Granted[1]	% of Total Options Granted to Employees in Financial Year	Exercise Price (CDN$/Share)	Market Value of Common Shares Underlying Options on the Date of Grant (CDN$/Share)	Expiration Date
Christopher Rivett-Carnac Chief Executive Officer	500,000 - Feb. 20, 2004	14.3	500,000/$2.00	$1,000,000	Sept. 13, 2005[2]
	100,000 - Aug. 31, 2004	2.8	100,000/$1.11	$111,000	Sept. 13, 2005[2]
Christopher Atkinson Chief Operating Officer	450,000 - Feb. 20, 2004	12.9	450,000/$2.00	$900,000	Feb. 19, 2009
	100,000 - Aug. 31, 2004	2.8	100,000/$1.11	$111,000	Aug. 30, 2007
	50,000 - Dec. 15, 2004	1.4	50,000/$1.00	$50,000	Dec. 15, 2009

<u>Notes</u>:

(1) Options granted to Named Executive Officers during the financial year ended December 31, 2004 vest over a three-year period. One-third are exercisable on the first anniversary of the date of grant, one-third on the second anniversary of the date of grant and the remainder on the third anniversary of the date of grant.

(2) In accordance with Section 2.8 of TSXV Policy 4.4, Mr. Rivett-Carnac's options expire within 90 days of his resignation as a director and officer of the Corporation, which resignation shall take effect on the date of the Meeting.

(3) Christopher Hearne, Chief Financial Officer of the Corporation, was granted options to purchase 600,000 Common Shares on January 17, 2005.

The following table provides information regarding the number of option exercises during the most recently completed financial year by the Named Executive Officers and financial year-end option values.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2004		Value of Unexercised in-the-money Options at December 31, 2004[1]	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Christopher Rivett-Carnac Chief Executive Officer	Nil	Nil	166,667	433,333	Nil	Nil
Christopher Atkinson Chief Operating Officer	Nil	Nil	150,000	450,000	Nil	$5,000

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2004		Value of Unexercised in-the-money Options at December 31, 2004[1]	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
E. Gary Roth Former President and CEO – Kyrgoil Holding Corporation [2]	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) Based on the closing price of the Common Shares on TSX Venture Exchange on December 31, 2004, of CDN $1.10

Composition of the Compensation Committee

During the fiscal year ended December 31, 2004, the Compensation Committee was composed of Amjad Bseisu (chair), Antony Craven Walker and Neil Pike, all of whom are, in the opinion of the Board of Directors, independent and unrelated directors.

Report on Executive Compensation

The Corporation's executive compensation program is intended to be consistent with the Corporation's business plans, strategies and goals while taking into account various factors and criteria, including competitive factors and the Corporation's performance.

The Corporation's executive compensation program is also intended to provide an appropriate overall compensation package that permits the Corporation to attract and retain highly qualified and experienced senior executives and to encourage superior performance by the Corporation. The Corporation's compensation policies are intended to motivate individuals to achieve and to award compensation based on corporate and individual results. Compensation for the Named Executive Officers is intended to reflect a fair evaluation of overall performance and is intended to be competitive in aggregate with levels of compensation of comparable corporations.

The compensation for the Corporation's Chief Executive Officer was established and paid based on a relatively equal weighting of each of these considerations.

The Corporation generally strives to use long term incentives, such as the grant of stock options, as performance incentives for employees, including the Chief Executive Officer and other executives, and to provide the opportunity for overall compensation of employees, including executives, to be above industry average levels as well as to increase the mutuality of interests between employees, executive management and Shareholders. Executive officers and directors are eligible to be granted stock options under the Corporation's Stock Option Plan. The Stock Option Plan is intended to provide long term rewards linked directly to the market value of the Common Shares. The Board of Directors is of the view that the Stock Option Plan is in the best interests of the Corporation and will assist the Corporation to attract, motivate and retain talented and capable Board members and executive management.

Presented by the Compensation Committee:

Amjad Bseisu
Antony Craven Walker
Neil Pike

Executive Officer Employment Agreements

Christopher Rivett-Carnac

The Corporation and Mr. Christopher Rivett-Carnac entered into an employment agreement, effective January 30, 2004, with respect to Mr. Rivett-Carnac's appointment, for a five-year term, as Chief Executive Officer of the Corporation. The agreement is Singapore-based and provides for (i) an annual salary of US$208,000 per annum (subject to annual review), plus discretionary bonus and entitlement to participate in the Corporation's Stock Option Plan, (ii) thirty five (35) paid vacation days per annum, (iii) suitable housing or appropriate accommodation provided at the Corporation's sole cost, Singapore-based overseas allowance and an annual return flight to his home country together with his family (together not to exceed US$100,000 per annum), and (iv) reimbursement of all reasonable and necessary travel and business expenses incurred by Mr. Rivett-Carnac during the term of the employment agreement consistent with the Corporation's travel and business expense policy as it may exist from time to time. Mr. Rivett-Carnac has waived his entitlement under (iii) above.

In the event of a change in control of the Corporation, Mr. Rivett-Carnac is entitled to receive a lump sum payment of one year of compensation under the employment agreement, including all salary and benefits.

Mr. Rivett-Carnac provided the Board of Directors with a resignation letter dated March 31, 2005, expressing a wish to relinquish his position as Chief Executive Officer of the Corporation. He has agreed with the Board of Directors that he will stand down as Chief Executive Officer and Director of the Corporation effective the date of the Meeting.

Christopher Atkinson

The Corporation and Mr. Christopher Atkinson entered into an employment agreement, effective January 30, 2004, with respect to Mr. Atkinson's appointment, for a five-year term, as Chief Operating Officer of the Corporation. The agreement is Singapore-based and provides for (i) an annual salary of US$195,000 per annum (subject to annual review), plus discretionary bonus and entitlement to participate in the Corporation's Stock Option Plan, (ii) thirty five (35) paid vacation days per annum, (iii) full-time education for Mr. Atkinson's children and suitable housing or appropriate accommodation provided at the Corporation's sole cost, Singapore-based overseas allowance and an annual return flight to his home country together with his family, (iv) medical and dental coverage, (v) the use of a car in Singapore and (vi) reimbursement of all reasonable and necessary travel and business expenses incurred by Mr. Atkinson during the term of the employment agreement consistent with the Corporation's travel and business expense policy as it may exist from time to time.

In the event of a change in control of the Corporation, Mr. Atkinson is entitled to receive a lump sum payment of one year of compensation under the employment agreement, including all salary and benefits.

Non-Executive Directors Compensation/Attendance

The following tables set forth information regarding compensation and attendance of the Non-Executive Directors for the financial year ended December 31, 2004.

Summary of Non-Executive Director Compensation

Non-Executive Director	Compensation (per annum)	Annual Retainer	Board Meeting Fee	Committee Meeting Fee	Related Travel and Out of Pocket Expenses	Other Compensation
Antony Craven Walker	£10,000(1)	Nil	Nil	Nil	Reimbursed	£15,000(2)
Amjad Bseisu	£10,000(1)	Nil	Nil	Nil	Reimbursed	Nil
Neil Pike	£10,000(3)	Nil	Nil	Nil	Reimbursed	£10,000(4)
James Steel	£10,000(5)	Nil	Nil	Nil	Reimbursed	Nil

Notes:

(1) Messrs. Craven Walker and Bseisu waived their entitlement to compensation fees of £10,000 as directors of the Corporation.

(2) Mr. Craven Walker waived his entitlement to a compensation fee of £15,000 as Chairman of the Board of Directors.

(3) Mr. Pike was appointed as a director of the Corporation in August, 2004 and received £4,035 for his services as a director in 2004.

(4) The Chairman of the Audit Committee is entitled to compensation in the amount of £10,000 per annum. Mr. Pike was appointed Chairman of the Audit Committee on August 6, 2004 and received £4,035 for his services in that capacity.

(5) Mr. Steel was elected as a director of the Corporation in June, 2004 and was paid £4,035 (CDN$11,750).

Summary of Board and Committee Meetings Held
(For the 12-month period ended December 5, 2004
for Executive and Non-Executive Directors)

Board or Committee	Number of Meetings
Board	8
Audit Committee	5
Compensation Committee	5
Health, Safety and Environmental Committee	1
Corporate Governance and Nominating Committee	3
Total number of meetings held	22

Summary of Attendance of all Executive and Non-Executive Directors

Director	Meetings				
	Board	**Audit**	**Compensation**	**HS&I**	**N&CG**
Non-Executive Directors					
Amjad Bseisu(1)	8 of 8	3 of 5	3 of 5	1 of 1	N/A
Antony Craven Walker(2)	4 of 8	2 of 5	3 of 5	N/A	3 of 3
Neil Pike(2)	4 of 8	2 of 5	3 of 5	N/A	3 of 3
James Steel(2)	4 of 8	2 of 5	N/A	1 of 1	3 of 3
Executive Directors					
Christopher Atkinson(3)	8 of 8	N/A	N/A	1 of 1	N/A
Christopher Rivett-Carnac(4)	8 of 8	N/A	N/A	N/A	N/A

Notes:

(1) Mr. Bseisu attended all Board meetings in 2004 and all three of the Audit Committee meetings held during the period January, 2004 through July, 2004.

(2) Messrs. Craven Walker and Pike attended all Board and Audit Committee meetings held subsequent to their appointment as directors in August, 2004. Mr. Steel attended all Board and Audit Committee meetings subsequent to his appointment as a director in June, 2004.

(3) Messrs. Atkinson and Rivett-Carnac attended a number of Compensation Committee meetings at the invitation of the members of the Compensation Committee.

(4) Mr. Rivett-Carnac attended a number of the Audit Committee meetings at the invitation of the members of the Audit Committee.

Directors' and Officers' Liability Insurance

During the year ended December 31, 2004, the Corporation purchased directors' and officers' liability insurance in a limit amount equal to US$1,000,000 per loss and US$1,000,000 each policy period, with an annual premium of US$19,000 which is paid by the Corporation. The deductible amount per insurable loss is US$250,000 in respect of security claims and US$50,000 in respect of all other claims including employment practices.

Performance Graph

The following graph shows a comparison over the period commencing December 31, 1999, and ending December 31, 2004, of the value of $100 invested in Kyrgoil Shares (and Common Shares after the Consolidation) with the cumulative return of the S&P/TSX Composite Index and of the TSX Oil and Gas 3.0 Subindex, in each case assuming reinvestment of dividends. The Kyrgoil Share performance for the financial years ended 2000 to 2003 as set out in the graph indicates past performance of Kyrgoil prior to the Consolidation and the Common

Share performance for the financial year ended 2004[1] as set out in the graph indicates past performance of the Corporation after the Consolidation and does not necessarily indicate future price performance.

Cumulative Total Shareholder Return
December 31, 1999 through
December 31, 2004


350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
Dec. 31/99
Dec. 29/00
Dec. 31/01
Dec. 31/02
Dec. 31/03
Dec. 31/04
S&P/TSX Composite Index
S&P/TSX Composite Index Oil & Gas
Serica Common Shares

Date	S&P/TSX Composite Index	S&P/TSX Composite Index Oil & Gas	Serica Common Shares
December 31, 1999	100	100	100
December 29, 2000	107.41	145.93	28.57
December 31, 2001	93.91	160.06	35.71
December 31, 2002	82.23	181.07	50.00
December 31, 2003	104.20	228.59	60.71
December 31, 2004	119.29	297.51	78.57

[1] Upon the completion of the consolidation of Kyrgoil Holding Corporation ("Kyrgoil") and Petroleum Development Associates Limited to form Serica Energy Corporation ("Serica"), one Serica common share was issued for every 10 Kyrgoil shares outstanding, and one Serica option was issued for every 10 Kyrgoil options outstanding. As the close price for Serica shares on December 31, 2004, was $1.10, and 10 Kyrgoil shares were exchanged for 1 Serica share, the value of each Kyrgoil share as of December 31, 2004, was calculated as follows: $1.10/10 = $0.11.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Mandate of the Board of Directors

The Board of Directors supervises the management of the business and affairs of the Corporation. The Board of Directors assumes responsibility for the stewardship of the Corporation, including the areas described below:

(a) Strategic Planning: The Board of Directors regularly reviews and approves strategic plans and initiatives of the Corporation at Board of Directors meetings, and otherwise as required.

(b) Risk Assessment: The Board of Directors has primary responsibility to identify principal risks in the Corporation's business and ensure the implementation of appropriate systems to manage these risks.

(c) Succession Planning: The Board of Directors is responsible for succession planning, including the appointment, training and monitoring of senior management.

(d) Communications: The Board of Directors oversees the Corporation's public communications with Shareholders and others interested in the Corporation.

(e) Internal Controls: The Board of Directors and the audit committee of the Board of Directors oversees the Corporation's internal control and management information systems.

Composition of the Board of Directors

The Board of Directors at December 31, 2004 was comprised of six directors. On August 5, 2004, Kenneth Pearce resigned as a director and Messrs. Craven Walker and Pike were appointed as directors on August 10, 2004. Messrs Bseisu, Steel, Craven Walker and Pike are, in the opinion of the Board of Directors, unrelated directors. Messrs. Atkinson and Rivett-Carnac are related directors by virtue of their respective management positions with the Corporation.

In addition to its general oversight responsibilities, significant transactions out of the ordinary course of the Corporation's business or which may be material to the Corporation are considered and approved by the Board of Directors. The Board of Directors generally has at least ten regularly scheduled meetings in each financial year. Additional meetings may be held depending upon opportunities or issues to be dealt with by the Corporation from time to time.

Board of Directors' Independence

The Chairman of the Board of Directors is independent of management and has the responsibility of ensuring the Board of Directors discharges its responsibilities. Although the Corporation has not implemented formal structures or procedures for the independent functioning of the Board of Directors, the Board of Directors believes that it operates independently of management. Individual directors may engage outside advisors at the expense of the Corporation upon approval by the Board of Directors in appropriate circumstances.

Committees of the Board of Directors

The Board of Directors has established an Audit Committee (as required by law), and a Corporate Governance and Nominating Committee, a Compensation Committee and a Health, Safety and Environmental Committee. Each of the Corporation's Board of Directors committees are largely composed of outside directors, a majority of whom are unrelated directors.

Audit Committee

The Audit Committee is responsible for reviewing the Corporation's annual financial statements and its internal controls, including overseeing management reporting on internal controls, and management information systems, as well as reviewing the audit reports and recommendations of the Corporation's independent auditors and reporting to the Board of Directors thereon. The Audit Committee has direct communications with management and with the external auditors to discuss and review specific issues. The Audit Committee proposes to meet six times during the next financial year. A copy of the Audit Committee Mandate can be found at Schedule B.

The members of the Audit Committee are Neil Pike (chair), Antony Craven Walker and James Steel.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is responsible for the corporate governance matters, including the Corporation's response to the TSX Guidelines. The committee is also responsible for proposing to the Board of Directors new nominees for election as directors to the Board of Directors and for assessing directors on an ongoing basis. The committee proposes to meet four times during the next financial year.

The members of the Corporate Governance and Nominating Committee are James Steel (chair), Antony Craven Walker and Neil Pike.

Compensation Committee

The role of the Compensation Committee is to enable the Corporation to attract, retain and motivate the most qualified talent who will contribute to the long – term success of the Corporation. The Compensation Committee proposes to meet four times during the next financial year.

The members of the Compensation Committee are Amjad Bseisu (chair), Antony Craven Walker and Neil Pike.

Health, Safety and Environmental Committee

The Health, Safety and Environmental Committee is responsible for matters affecting occupational health, safety and the environment, including the formulation of a health, safety and environmental policy statement. The committee proposes to meet two times during the next financial year.

The members of the Health, Safety and Environmental Committee are Amjad Bseisu (chair), Chris Atkinson and James Steel.

Decisions Requiring Prior Board of Directors Approval

In addition to those matters which by law are required to be approved by the Board of Directors, prior approval of the Board of Directors is required for any action that is outside of the ordinary course of business or which involves a significant dollar amount or material impact on the Corporation.

Board of Directors Recruitment

The Board of Directors has established general guidelines for the recruitment of new directors. For each new director, the Board of Directors defines the background, expertise and personal qualities that are desirable in nominees based, in part, on the qualities already represented on the Board of Directors and the strategic plans of the Corporation. The Corporate Governance and Nominating Committee is then charged with the responsibility of evaluating potential nominees (whether identified by the Corporate Governance and Nominating Committee, the Board of Directors or others) and recommending nominees for the Board of Directors, in consultation with the Chairman and the Chief Executive Officer.

The Board of Directors does not have a separate committee charged with responsibility for assessing the effectiveness of the Board of Directors, its committees or individual directors. The Chairman has primary responsibility for monitoring the effectiveness of the Board of Directors. The Chairman consults with other members of the Board of Directors, including the unrelated directors, from time to time with respect to these matters. To date the Board of Directors has not required a formal orientation or education program for new recruits to the Board of Directors. Senior management are and will continue to be available to the Board of Directors members to discuss the Corporation's business and assist in the orientation and education of Board of Directors members as required. The Board of Directors may consider more formal procedures if warranted in the future.

Size and Compensation of the Board of Directors

The Board of Directors considers that its proposed size of seven directors is appropriate for effective decision making. The Board of Directors reviews director compensation from time to time. The Board of Directors considers that the 2005 director compensation will be reviewed to reflect the responsibilities and risks involved in being an effective director.

Shareholder Feedback

Inquiries from Shareholders are referred initially to Mr. Christopher Hearne, the Chief Financial Officer who has primary responsibility for shareholder communications. The Corporation communicates regularly with Shareholders and others interested in the Corporation through periodic press releases announcing business developments, the release of quarterly and annual financial results, continuous disclosure materials under applicable securities laws and responding to specific inquiries.

Board of Directors' Expectations of Management

It is the Board of Directors' expectation that members of management will carry out their duties and discharge their responsibilities with professionalism and integrity, with a view to achieving the Corporation's objectives and enhancing Shareholder value.

Serica UK

It is the intention of the directors and officers of Serica UK to adopt corporate governance practices similar to those summarized above as soon as reasonably practicable (to the intent and effect that the level of corporate governance controls at the Serica UK level are no less effective than those which apply to the directors and officers of the Corporation).

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this circular and in the audited financial statements of the Corporation for the year ended December 31, 2004, the Corporation is not aware of any material interest of any current or proposed director or officer in any transaction or in any proposed transaction that has materially affected or will materially affect the Corporation.

OTHER BUSINESS

The Corporation knows of no matters to come before the Meeting other than the matters referred to in the accompanying notice of meeting.

ADDITIONAL INFORMATION

Copies of the Corporation's most recent annual information form (together with the documents incorporated therein by reference), audited financial statements for the fiscal year ended December 31, 2004, together with a report of the auditors thereon, and this management information circular will be available upon request from the Corporation.

DIRECTORS' APPROVAL

The contents and the sending of this management information circular to Shareholders of the Corporation have been approved by the directors of the Corporation.

DATED as of the 12th day of May, 2005.

By order of the Board of Directors

Antony Craven Walker
Chairman

Schedule A

Resolution of the Shareholders of the Corporation to be proposed at an annual and special meeting of the Shareholders of the Corporation held on Wednesday, June 15, 2005 at 10:00 am at the offices of Blake, Cassels & Graydon LLP, 23rd Floor, 199 Bay Street, Toronto, Ontario

The Shareholders of the Corporation hereby approve the passing of the following resolutions.

RESOLVED THAT:

1. The current Memorandum of Association (the "**Memorandum**") of the Corporation be amended as follows:

Clause 8.1 of the Memorandum be deleted in its entirety and replaced with the following:

"All Common Shares shall:

(a) have one vote each;

(b) be subject to redemption, purchase or acquisition by the Company for fair value;

(c) have rights with regard to dividends and distributions upon liquidation of the Company;

(d) pursuant to the proposal set out in an information circular sent to all shareholders of the Company on or about May 16, 2005 (the "**Share for Share Exchange**") and subject to the occurrence of the Exchange Date (as defined below) be exchangeable on a one for one basis for new ordinary shares in Serica Energy PLC ("**Serica UK Shares**") and beneficial ownership of a portion of the "A" share of Serica Energy PLC. All holders of Common Shares shall be obliged to effect the transfer of their Common Shares to Serica Energy PLC in accordance with the following provisions:

(i) the date on which the Common Shares become exchangeable (the "**Exchange Date**") shall be determined by the directors of the Company in their sole discretion. In determining the Exchange Date, the directors must be satisfied that all conditions precedent to the Share for Share Exchange have been satisfied, including, without limitation, all necessary regulatory approvals;

(ii) the directors shall promptly inform all holders of Common Shares of the Exchange Date by written notice (the "**Notice**") accompanied by a letter of transmittal (the "**Letter of Transmittal**") to be completed by such holders and sent back to the Company along with their Common Share certificates in order to receive certificates for Serica UK Shares;

(iii) holders of Common Shares shall only be entitled to receive certificates for Serica UK Shares upon duly completing, executing and delivering the Letter to Transmittal together with the surrender of their share certificates in respect of their Common Shares to the Company; and

(iv) holders of outstanding warrants, options and other securities convertible into or exchangeable for Common Shares shall be entitled to receive Serica UK Shares and beneficial ownership of a portion of the "A" share of Serica Energy PLC upon any such exercise, conversion or exchange on the same basis as set out in this Clause 8.1(d)."

2. The directors of the Company may, in their sole discretion and without further notice to, or approval of, the shareholders of the Company, act upon the foregoing resolution to amend the Memorandum or, if deemed appropriate, determine not to proceed with the amendment to the Memorandum or to otherwise give effect to this resolution, at any time prior to the filing of a copy of these resolutions with the Registry of Corporate Affairs in the British Virgin Islands (the "**Registry**").

3. Any one director or officer of the Company including the Registered Agent of the Company be and are hereby authorized and directed, for and on behalf of the Company, to execute and deliver all such documents and instruments, and to take such other actions as may be necessary or desirable to give effect to this resolution.

4. Upon registration with the Registry of a copy of these resolutions the Memorandum of the Company be and is hereby amended accordingly.

Schedule 1

Extract from Serica UK's Articles of Association.

"3. **Authorised share capital**

3.1 The authorised share capital of the Company at the date of the adoption of these Articles is the aggregate of US$ 20,000,000 and £50,000 divided into 200,000,000 ordinary shares of US$ 0.10 each and 1 "A" share of £50,000.

3.2 Except as otherwise provided in these Articles the ordinary shares and the "A" share shall rank pari passu in all respects.

3.3 The respective rights attaching to the ordinary shares and the "A" share shall be as follows:

3.3.1 the holders of the ordinary shares as a class shall be entitled to receive from time to time upon determination by the Directors (whose decision shall be final), a dividend subject to the Company having sufficient distributable reserves, and subject to withholding of any applicable taxes;

3.3.2 no dividend shall be declared or paid to the holder of the "A" share;

3.3.3 on a return of assets on liquidation or capital reorganisation or otherwise, the assets of the Company remaining after the payment of its liabilities shall be applied as follows:

3.3.3.1 first, in payment to the holders of the "A" share the sum of £50,000; and

3.3.3.2 second, in paying to the holders of the ordinary shares the balance of such assets in proportion to the amounts paid up on or credited as paid up (excluding any premium) on the ordinary shares held by them respectively.

15. Form of transfers

15.1 Subject to the restrictions in these Articles, a holder of the ordinary shares may transfer all or any of his shares in any manner which is permitted by the Statutes and is from time to time approved by the Board.

15.2 The holder(s) of the "A" share shall not be entitled to sell, transfer, renounce, charge, donate or otherwise dispose of (whether by way of sale or otherwise) the "A" share (or any interest therein) save upon any change of trustee to the new or remaining trustees of the trust or settlement the beneficiaries or potential beneficiaries of which are exclusively all the holders of the ordinary shares from time to time.

15.3 All transfers of uncertificated shares shall be effected in accordance with the Statutes and the facilities and requirements of the relevant system and otherwise in accordance with any arrangements made by the Board under Article 5.

15.4 All transfers of certificated shares shall be effected by instrument in any usual or common form, or in any other form acceptable to the Board. The instrument of transfer shall be executed by or on behalf of, the transferor and (except in the case of fully paid shares) by or on behalf of the transferee.

16. Refusal to register a transfer

16.1 The Board may, in its absolute discretion and without giving any reason for its decision, refuse to register:-

16.1.1 any transfer of a certificated share which is not a fully paid share; and

16.1.2 any transfer of a share on which the Company has a lien,

provided that the refusal does not prevent dealings in those shares from taking place on an open and proper basis.

16.2 The Board may, in its absolute discretion and without assigning any reason for its decision, decline to register the transfer of a certificated share unless the instrument of transfer:-

16.2.1 is in respect of only one class of share;

16.2.2 is duly stamped, or adjudged or certified as not chargeable to stamp duty, and is deposited at the office, or at such other place as the Board may from time to time determine; and

16.2.3 (except where the shares are registered in the name of a market nominee and no certificate has been issued for them) is accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

50. Voting rights

Subject to these Articles and to any special rights or restrictions as to voting for the time being attached to any class of shares in the Company, on a show of hands every member present in person shall have one vote, and on a poll every member present in person or by proxy shall have one vote for every share held by him. Notwithstanding any other provision of these Articles, for the purposes of this Article a member present by proxy shall not be deemed to be present in person.

51. Corporations acting by representatives

Any corporation which is a member of the Company may (by resolution of its board or other governing body) authorise any person to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member at such meeting, including (without limitation) a power to vote on a show of hands or on a poll and to demand or concur in demanding a poll. The Board or any Director or the Secretary may (but shall not be bound to) require evidence of the authority of any representative.

52. Votes of joint holders

In the case of joint holders of a share the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the relevant share.

53. Members incapable of managing their affairs

A member who is a patient for any purpose of any statute relating to mental health or in respect of whom an order has been made by any court having jurisdiction (anywhere in the world) in matters concerning the protection or management of the affairs of persons incapable of managing their own affairs, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis or other person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other person may, on a poll, vote by proxy. Evidence to the satisfaction of the Board of the authority of the person claiming the right to vote shall be deposited at the office, or at such other place (if any) as is specified for the delivery or receipt of appointments of a proxy in accordance with these articles, not later than the last time by which the appointment of a proxy must be delivered or received in order to be valid for use at the meeting or adjourned meeting or on the holding of the poll at or on which the person proposes to vote and in default the right shall not be exercisable.

54. Calls in arrears

Unless the Board otherwise decides, a member shall not be entitled to vote at a general meeting either personally or by proxy or (if the member is a corporation) by authorised representative in respect of any share held by him or to exercise any other right conferred by membership in relation to meetings of the Company if any call or other sum presently payable by him to the Company in respect of that share remains unpaid.

55. Objections to voting

No objection shall be raised as to the qualification of any person to vote or as to the admissibility of (or exclusion of) any vote except at the meeting or adjourned meeting or poll at which that vote is given or tendered. Any objection shall be referred in due time to the chairman of the meeting and shall only vitiate the decision of the meeting or poll on any resolution if the chairman decides that the same may have affected that decision. The decision of the chairman on such matters shall be final and conclusive."

Schedule B

Audit Committee Charter

SERICA ENERGY CORPORATION

By appropriate resolution of the Board of Directors of Serica Energy Corporation (the "Board"), the Audit Committee (the "Committee") has been established as a standing committee of the Board with the terms of reference set forth below. Unless the context requires otherwise, the term "Company" refers to Serica Energy Corporation and its subsidiaries.

1. PURPOSE

1.1 The Committee's purpose is to:

(a) assist Board oversight of:

(i) the integrity of the Company's financial statements, Management's Discussion and Analysis of Operating Performance ("MD&A") and other financial reporting;

(ii) the Company's compliance with legal and regulatory requirements;

(iii) the external auditor's qualifications, independence and performance;

(iv) the performance of the Company's internal audit function and internal auditor;

(v) the communication among the external auditor, the internal auditor, management and the Board;

(vi) the review and approval of any related party transactions; and

(vii) any other matters as defined by the Board;

(b) prepare and/or approve any report that is required by law or regulation to be included in any of the Company's public disclosure documents relating to the Committee.

2. COMMITTEE MEMBERSHIP

2.1 Number of Members – The Committee shall consist of not fewer than three members.

2.2 Independence of Members – Each member of the Committee shall:

(a) be a member of the Board;

(b) not be an officer or employee of the Company or any of its affiliates;

(c) be an unrelated director for the purposes of the Toronto Stock Exchange (the "TSX") Corporate Governance Policy; and

(d) satisfy the independence requirements applicable to members of audit committees under each of the rules of Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators ("MI 52-110") and other applicable laws and regulations.

2.3 Financial Literacy – Each member of the Committee shall satisfy the financial literacy requirements applicable to members of audit committees under the TSX Corporate Governance Policy, MI 52-110 and other applicable laws and regulations.

2.4 Accounting or Related Financial Experience – At least one member of the Committee shall satisfy the financial expertise and experience requirements under the TSX Corporate Governance Policy and be an audit committee financial expert within the meaning of MI 52-110 and other applicable laws and regulations.

2.5 Annual Appointment of Members - The Committee and its Chair shall be appointed annually by the Board and each member of the Committee shall serve at the pleasure of the Board until he or she resigns, is removed or ceases to be a director of the Company.

3. COMMITTEE MEETINGS

3.1 Time and Place of Meetings - The time and place of the meetings of the Committee and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee; provided, however, that the Committee shall meet at least quarterly, a majority of the members of the Committee shall constitute a quorum and the Committee shall maintain minutes or other records of its meetings and activities.

3.2 In Camera Meetings - As part of each meeting of the Committee at which it recommends that the Board approve the annual audited financial statements of the Company or at which the Committee reviews the interim financial statements of the Company, and at such other times as the Committee deems appropriate, the Committee shall meet separately with each of the persons set forth below to discuss and review specific issues as appropriate:

(a) management;

(b) the external auditor; and

(c) the internal audit personnel.

4. COMMITTEE AUTHORITY AND RESOURCES

4.1 Direct Channels of Communication - The Committee shall have direct channels of communication with the Company's internal and external auditors to discuss and review specific issues as appropriate.

4.2 Retaining and Compensating Advisors – The Committee, or any member of the Committee with the approval of the Committee, may retain at the expense of the Company such independent legal, accounting (other than the external auditor) or other advisors on such terms as the Committee may consider appropriate and shall not be required to obtain the approval of the Board in order to retain or compensate any such advisors.

4.3 Funding – The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation of the external auditor and any advisor retained by the Committee under Section 4.2 of this Charter.

4.4 Investigations – The Committee shall have unrestricted access to Company personnel and documents and shall be provided with the resources necessary to carry out its responsibilities.

5. REMUNERATION OF COMMITTEE MEMBERS

5.1 Director Fees Only - No member of the Committee may accept, directly or indirectly, fees from the Company or any of its subsidiaries other than remuneration for acting as a member of the Committee, the Board or any other committee of the Board.

5.2 Other Payments - For greater certainty, no member of the Committee shall accept any consulting, advisory or other compensatory fee from the Company. For purposes of Section 5.1, the indirect acceptance by a member of the Committee of any fee includes acceptance of a fee by an immediate family member or a partner, member or executive officer of, or a person who occupies a similar position with, an entity that provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any of its subsidiaries, other than limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity.

6. DUTIES AND RESPONSIBILITIES OF THE COMMITTEE

6.1 Overview - The Committee's principal responsibility is one of oversight. The Company's management is responsible for preparing the Company's financial statements and the external auditor is responsible for auditing those financial statements.

The Committee's specific duties and responsibilities are as follows:

(a) Financial and Related Information -

(i) Annual Financial Statements - The Committee shall review and discuss with management and the external auditor the Company's annual financial statements and related MD&A and report thereon to the Board before the Board approves such statements and MD&A.

(ii) Interim Financial Statements – The Committee shall review and discuss with management and the external auditor the Company's interim financial statements and related MD&A and report thereon to the Board before the Board approves such statements and MD&A.

(iii) Prospectuses and Other Documents - The Committee shall review and discuss with management and the external auditor the financial information, financial statements and related MD&A appearing in any prospectus, annual report, annual information form, management information circular or any other public disclosure document prior to its public release or filing and, if requested by the Board, report thereon to the Board.

(iv) Accounting Treatment – Prior to the completion of the annual external audit, and at any other time deemed advisable by the Committee, the Committee shall review and discuss with management and the external auditor (and shall arrange for the documentation of such discussions in a manner it deems appropriate) the quality and not just the acceptability of the Company's accounting principles and financial statement presentation, including, without limitation, the following:

(A) all critical accounting policies and practices to be used, including, without limitation, the reasons why certain estimates or policies are or are not considered critical and how current and anticipated future events impact those determinations and an assessment of management's disclosures along with any significant proposed modifications by the auditors that were not included;

(B) all alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, including, without limitation, ramification of the use of such alternative disclosure and treatments, and the treatment preferred by the external auditor, which discussion should address recognition, measurement and disclosure consideration related to the accounting for specific transactions as well as general accounting policies. Communications regarding specific transactions should identify the underlying facts, financial statement accounts impacted and applicability of existing corporate accounting policies to the transaction. Communications regarding general accounting policies should focus on the initial selection of, and changes in, significant accounting policies, the impact of management's judgments and accounting estimates and the external auditor's judgments about the quality of the Company's accounting principles. Communications regarding specific transactions and general accounting policies should include the range of alternatives available under generally accepted accounting principles discussed by management and the auditors and the reasons for selecting the chosen treatment or policy. If the external auditor's preferred accounting treatment or accounting policy is not selected, the reasons therefor should also be reported to the Committee;

(C) other material written communications between the external auditor and management, such as any management letter, schedule of unadjusted differences, listing of adjustments and reclassifications not recorded, management representation letter, report on observations and recommendations on internal controls, engagement letter and independence letter;

(D) major issues regarding financial statement presentations;

(E) any significant changes in the Company's selection or application of accounting principles;

(F) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company; and

(G) the adequacy of the Company's internal controls and any special audit steps adopted in light of control deficiencies.

(v) Disclosure of Other Financial Information - The Committee shall:

(A) review, and discuss generally with management, the type and presentation of information to be included in all public disclosure by the Company containing audited, unaudited or forward-looking financial information in advance of its public release by the Company, including, without limitation, earnings guidance and financial information based on unreleased financial statements;

(B) discuss generally with management the type and presentation of information to be included in earnings and any other financial information given to analysts and rating agencies, if any; and

(C) satisfy itself that adequate procedures are in place for the review of the Company's disclosure of financial information extracted or derived from the Company's financial statements, other than the Company's financial statements, MD&A and earnings press releases, and shall periodically assess the adequacy of those procedures.

(vi) External Auditor -

(A) Authority with Respect to External Auditor - As representative of the Company's shareholders and as a committee of the Board, the Committee shall be directly responsible for the appointment, compensation, retention, termination and oversight of the work of the external auditor (including, without limitation, resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. In this capacity, the Committee shall have sole authority for recommending to the Board the person to be proposed to the Company's shareholders for appointment as external auditor, whether at any time the incumbent external auditor should be removed from office, and the compensation of the external auditor. The Committee shall require the external auditor to confirm in an engagement letter to the Committee each year that the external auditor is accountable to the Board and the Committee as representatives of shareholders and that it will report directly to the Committee.

(B) Approval of Audit Plan - The Committee shall approve, prior to the external auditor's audit, the external auditor's audit plan (including, without limitation, staffing), the scope of the external auditor's review and all related fees.

(C) Independence - The Committee shall satisfy itself as to the independence of the external auditor. As part of this process:

(I) The Committee shall require the external auditor to submit on a periodic basis to the Committee a formal written statement confirming its independence under applicable laws and regulations and delineating all relationships between the auditor and the Company and the Committee shall actively engage in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor and take, or recommend that the Board take any action the Committee considers appropriate in response to such report to satisfy itself of the external auditor's independence.

(II) In accordance with applicable laws and regulations, the Committee shall pre-approve any non-audit services (including, without limitation, fees therefor) provided to the Company or its subsidiaries by the external auditor or any auditor of any such subsidiary and shall consider whether these services are compatible with the external auditor's independence, including, without limitation, the nature and scope of the specific non-audit services to be performed and whether the audit process would require the external auditor to review any advice rendered by the external auditor in connection with the provision of non-audit services. The Chair may approve additional non-audit services that arise between Committee meetings, provided that the Chair reports any such approvals to the Committee at the next scheduled meeting.

(III) The Committee shall establish a policy setting out the restrictions on the Company hiring employees and former employees of the Company's external auditor or former external auditor.

(D) Rotating of Auditor Partner - The Committee shall evaluate the performance of the external auditor and whether it is appropriate to adopt a policy of rotating lead or responsible partners of the external auditors.

(E) Review of Audit Problems and Internal Audit - The Committee shall review with the external auditor:

(I) any problems or difficulties the external auditor may have encountered, including, without limitation, any restrictions on the scope of activities or access to required information, and any disagreements with management and any management letter provided by the auditor and the Company's response to that letter;

(II) any changes required in the planned scope of the internal audit; and

(III) the internal audit department's responsibilities, budget and staffing.

(F) Review of Proposed Audit and Accounting Changes – The Committee shall review major changes to the Company's auditing and accounting principles and practices suggested by the external auditor.

(G) Regulatory Matters - The Committee shall discuss with the external auditor the matters required to be discussed by Section 5741 of the CICA Handbook – Assurance relating to the conduct of the audit.

(b) Internal Audit Function - Controls –

(i) Regular Reporting - The internal audit personnel shall report regularly to the Committee.

(ii) Oversight of Internal Controls - The Committee shall oversee management's design and implementation of and reporting on the Company's internal controls and review the adequacy and effectiveness of management's financial information systems and internal controls. The Committee shall periodically review and approve the mandate, plan, budget and staffing of the internal audit personnel. The Committee shall direct management to make any changes it deems desirable in respect of the internal audit function.

(iii) Review of Audit Problems - The Committee shall review with the internal audit personnel: any problem or difficulties the internal audit personnel may have encountered, including, without limitation, any restrictions on the scope of activities or access to required information, and any significant reports to management prepared by the internal audit personnel and management's responses thereto.

(iv) Review of Internal Audit Personnel - The Committee shall review the appointment, performance and replacement of the senior internal auditing personnel and the activities, organization structure and qualifications of the persons responsible for the internal audit function.

(c) Risk Assessment and Risk Management -

(i) Risk Exposure - The Committee shall discuss with the external auditor, internal audit personnel and management periodically the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

(ii) Investment Practices - The Committee shall review management's plans and strategies around investment practices, banking performance and treasury risk management.

(iii) Compliance with Covenants - The Committee shall review management's procedures to ensure compliance by the Company with its loan covenants and restrictions, if any.

(d) Legal Compliance –

(i) On at least a quarterly basis, the Committee shall review with the Company's legal counsel, external auditor and management any legal matters (including, without limitation, litigation, regulatory investigations and inquiries, changes to applicable laws and regulations, complaints or published reports) that could have a significant impact on the Company's financial position, operating results or financial statements and the Company's compliance with applicable laws and regulations.

(ii) The Committee shall review and advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and shall notify the Board and management promptly after becoming aware of any material non-compliance by the Company with applicable laws and regulations.

(e) Whistle Blowing - The Committee shall establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(f) Related Party Transactions – The Committee shall review and approve any transaction between the Company and a related party and any transaction involving the Company and another party in which the parties' relationship could enable the negotiation of terms on other than an independent, arms' length basis.

(g) Review of Management Certifications and Reports – The Committee shall review and discuss with management all CEO and CFO certifications of financial information, management reports on internal controls and all other management certifications and reports relating to the Company's financial position or operations required to be filed or released under applicable laws and regulations prior to the filing or release of such certifications or reports.

(h) Liaison – The Committee shall review and ensure that appropriate liaison and co-operation exist between the external auditor and internal audit personnel and provide a direct channel of communication between external and internal auditors and the Committee.

(i) Public Reports - The Committee shall prepare and/or approve any report that is required by law or regulation to be included in any of the Company's public disclosure documents relating to the Committee.

(j) Other Matters – The Committee may, in addition to the foregoing, perform such other functions as may be necessary or appropriate for the performance of its oversight function.

7. REPORTING TO THE BOARD

7.1 Regular Reporting - The Audit Committee shall report to the Board following each meeting of the Committee and at such other times as the Committee may determine to be appropriate.

8. EVALUATION OF COMMITTEE PERFORMANCE

8.1 Performance Review - The Committee shall periodically assess its performance.

8.2 Amendments to Charter –

(a) Review by Audit Committee - On at least an annual basis, the Committee shall review and discuss the adequacy of this Charter and recommend any proposed changes to the Board of Directors.

(b) Review by Board – The Board will review and reassess the adequacy of the Charter on an annual basis and at such other times as it considers appropriate.

9. LEGISLATIVE AND REGULATORY CHANGES

9.1 Compliance – It is the Board's intention that this mandate shall reflect at all times all legislative and regulatory requirements applicable to the Committee. Accordingly, this Charter shall be deemed to have been updated to reflect any amendments to such legislative and regulatory requirements and shall be formally amended at least annually to reflect such amendments.

9.2 Rules Not Yet in Force – As of the date of this Charter, MI 52-110 and certain guidelines of the TSX applicable to audit committees were not yet in force. The Committee shall comply with such draft instruments as if they were in force.

10. CURRENCY OF CHARTER

10.1 Currency of Charter – This Charter was approved by the Board on February 19, 2004.